Filed pursuant to Rule 424(b)(3)
SEC Registration No. 333-168013
SUPPLEMENT NO. 2
DATED MARCH 25, 2011
TO THE PROSPECTUS DATED FEBRUARY 4, 2011
OF CORNERSTONE HEALTHCARE PLUS REIT, INC.
          This document supplements, and should be read in conjunction with, the prospectus of Cornerstone Healthcare Plus REIT, Inc. dated February 4, 2011, as supplemented by prospectus supplement no. 1 dated February 16, 2011. As used herein, the terms “we,” “our” and “us” refer to Cornerstone Healthcare Plus REIT, Inc. and, as required by context, Cornerstone Healthcare Plus Operating Partnership, L.P., which we refer to as our “Operating Partnership.” Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:
•	the status of our offering;

•	notices regarding revisions to certain disclosures in our prospectus requested by state securities examiners in connection with the registration of our offering;

•	updates regarding risk factors related to an investment in our shares;

•	the execution of an agreement to purchase an 86 unit assisted living facility in Allentown, Pennsylvania;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” as filed in our annual report on Form 10-K for the year ended December 31, 2010; and

•	our audited financial statements and the notes thereto as of and for the year ended December 31, 2010 as filed in our annual report on Form 10-K for the year ended December 31, 2010.
Status of our Offerings
          We initiated our initial public offering on June 20, 2008 pursuant to which we offered 40,000,000 shares of common stock in our primary offering at $10 per share. We also offered 10,000,000 shares of our common stock under our distribution reinvestment plan at $9.50 per share. We stopped making offers under our initial public offering on February 3, 2011. We raised gross offering proceeds of approximately $123.9 million from the sale of approximately 12.4 million shares in our initial public offering, including shares sold under the distribution reinvestment plan.
          On February 4, 2011 we commenced our current follow-on offering. We are offering up to 44,000,000 shares of common stock at $10 per share in our primary follow-on offering. We are also offering 11,000,000 shares of our common stock under our distribution reinvestment plan at $9.50 per share. As of March 24, 2011, we had sold approximately 478,388 shares of common stock in our ongoing follow-on offering and raised gross offering proceeds of approximately $4,742,146 million. Accordingly, as of March 24, 2011, there are approximately 54,521,612 shares remaining for sale in our primary follow-on offering.
Notice to Pennsylvania Residents
          In connection with our application to register this offering in the Commonwealth of Pennsylvania, the Pennsylvania Securities Commission has requested that we include the following notice to Pennsylvania residents:
          Pennsylvania residents are instructed to disregard the discussion of modified funds from operations (“MFFO”) that appears in the prospectus dated February 4, 2011 and in prospectus supplement no. 1 dated February 16, 2011.
Notice to Alabama Residents
          In connection with our application to register this offering in the State of Alabama, the Alabama Securities Commission has requested that we revise or clarify certain disclosures contained in our prospectus dated February 4, 2011 as follows:

          The suitability standards applicable to Alabama investors as described under the heading “Suitability Standards” in the prospectus is superseded and replaced by the following:
          Stock will only be sold to residents of the States of Alabama representing that they have a net worth of at least 10 times their investment in us and our affiliates and that they meet one of the following suitability standards:
•	a net worth of at least $250,000; or

•	gross annual income of at least $70,000 and a net worth of at least $70,000.
          For purposes of determining suitability of an investor, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles. In the case of sales to fiduciary accounts, these suitability standards must be met by the fiduciary account, by the person who directly or indirectly supplied the funds for the purchase of the stock if such person is the fiduciary or by the beneficiary of the account.
          The second paragraph under the heading “Management — Board of Directors” in the prospectus is superseded and replaced by the following:
          Our board currently consists of eight directors, six of whom are independent. One of our directors, Terry G. Roussel, also serves as our President and Chief Executive Officer. With the approval of at least 80% of the board, the size of the board may be increased or decreased, but in no event will we have fewer than three board seats. Our charter provides that a majority of our directors must be independent directors. An “independent director” is a person who does not perform other services for or have any material business or professional relationship with our advisor or its affiliates, is not one of our officers or employees or an officer, employee, director or owner of our advisor or its affiliates and has not been so for the previous two years. Our board of directors, including our independent directors, has reviewed and ratified our charter.
          The fourth paragraph under the heading “Conflicts of Interest — Allocation of Investment Opportunities” in the prospectus is superseded and replaced by the following:
          Our advisory agreement requires that our advisor promptly inform us of any material deviation from the allocation guidelines described above. Our advisor’s success in generating investment opportunities for us and its fair allocation of opportunities among programs sponsored by our advisor are important criteria in the determination by our independent directors to continue or renew our annual contract with our advisor. It shall be the duty of our directors (including our independent directors) to ensure that our advisor fairly applies its method for allocating investment opportunities among the programs sponsored by our advisor.
          The paragraph regarding “Repurchase of Our Stock” under the heading “Conflicts of Interest — Other Charter Provisions Related to Conflicts of Interest” in the prospectus is superseded and replaced by the following:
          Repurchase of Our Stock. Our charter prohibits us from paying a fee to our sponsor, our advisor, our directors or officers, or any of their affiliates in connection with our repurchase of our stock.
          The following disclosure supplements the disclosure under the heading “Investment Objectives and Policies — Charter-Imposed Investment Limitations” in the prospectus:
          In addition to the other limitations imposed by our charter on how we may invest our funds or issue securities prior to the listing of our stock for trading on a national securities exchange, we may not:
•	issue options or warrants to purchase our stock to our advisor, our directors or officers or any of their affiliates (i) on terms more favorable than we offer our stock to the general public or (ii) in excess of an amount equal to 10% of our outstanding stock on the date of grant. We may issue options or warrants to persons other than to our advisor, our directors or officers or any of their affiliates, but not at exercise prices less than the fair market value of the underlying securities on the date of grant and not for consideration (which may include services) that in the judgment of the independent directors committee has a market value less than the value of such option or warrant on the date of grant.
          The paragraph under the heading “Description of Stock — Preferred Stock” is supplemented with the following:
          In a proxy statement related to the 2011 annual meeting of our stockholders, our board of directors has proposed and recommended an amendment to our charter to require that a majority of our independent directors who do not have an interest in the transaction must approve any issuance of our preferred stock. Once this proposal has been approved by our stockholders and adopted, we will not be able to issue preferred stock unless such issuance is first approved by a majority of the disinterested independent directors.
          The fourth paragraph under the heading “Plan of Distribution — Suitability Standards” in the prospectus is superseded and replaced by the following:
          Our sponsor, those selling stock on our behalf and broker-dealers recommending the purchase of our shares to their customers have the responsibility to make every reasonable effort to determine that the purchase of stock in this offering is a suitable and appropriate investment based on information provided by the stockholder regarding the stockholder’s financial situation and investment objectives. In making this determination, such distribution participants have a responsibility to ascertain that the prospective stockholder:
•	meets the applicable minimum income and net worth standards set forth under “Suitability Standards” immediately following the cover page of the prospectus;

•	can reasonably benefit from an investment in our stock based on the prospective stockholder’s overall investment objectives and portfolio structure;

•	is able to bear the economic risk of the investment based on the prospective stockholder’s overall financial situation; and

•	has apparent understanding of:
•	the fundamental risks of the investment;

•	the risk that the stockholder may lose the entire investment;

•	the lack of liquidity of the stock;

•	the restrictions on transferability of the stock;

•	the background and qualifications of our advisor and its affiliates; and

•	the tax consequences of the investment.
Updates to Risk Factors
          Below are updates regarding some of the risks and uncertainties that could cause our actual results to differ materially from those presented in our forward-looking statements. The risks and uncertainties described below should be read together with the risk factors disclosed in our prospectus dated February 4, 2011 and in prospectus supplement no. 1 dated February 16, 2011.
Disruptions in the financial markets and continuing poor economic conditions could adversely affect the values of our investments and our ongoing results operations.
          Disruptions in the capital markets during the past several years have constrained equity and debt capital available for investment in commercial real estate, resulting in fewer buyers seeking to acquire commercial properties and consequent reductions in property values. Furthermore, the current state of the economy and the implications of future potential weakening may negatively impact commercial real estate fundamentals and result in lower occupancy, lower rental rates and declining values in our future portfolio. The current downturn may impact our current and future tenants’ financial resources directly, reducing their ability to pay base rent, percentage rent or other charges due to us. Liquidity in the global credit market has been and may continue to be adversely impacted by market disruptions in recent years, making it more costly to obtain acquisition financing, new lines of credit or refinance existing debt, when debt financing is available at all. We rely on debt financing to acquire our properties and we expect to continue to use debt to acquire properties and other real estate-related investments. The occurrence of these events could have the following negative effects on us:
•	the values of our investments in commercial properties could decrease below the amounts we paid for the investments;

•	revenues from our properties could decrease due to lower occupancy rates, reduced rental rates and potential increases in uncollectible receivables;

•	we may not be able to refinance our indebtedness or to obtain additional debt financing on attractive terms.
These factors could impair our ability to make distributions to and decrease the value of our stockholders’ investment in us.
Financial markets are still recovering from a period of disruption and recession, and we are unable to predict if and when the economy will stabilize or improve.
          The financial markets are still recovering from a recession, which created volatile market conditions, resulted in a decrease in availability of business credit and led to the insolvency, closure or acquisition of a number of financial institutions. While the markets showed signs of stabilizing throughout 2010, it remains unclear when the economy will fully recover to pre-recession levels. Continued economic weakness in the U.S. economy generally or a new recession would likely adversely affect our financial condition and that of our tenants, residents and or operators and could impact their ability to pay rent to us.
The cash distributions our stockholders receive may be less frequent or lower in amount than expected.
          We currently expect to make distributions to our stockholders quarterly, if not more frequently. Historically, we have paid distributions on a monthly basis. All expenses we incur in our operations are deducted from cash funds generated by operations prior to computing the amount of cash available to be paid as distributions to our stockholders. Our directors will determine the amount and timing of distributions. Our directors will consider all relevant factors, including the amount of cash available for distribution, capital expenditure and reserve requirements and general operational requirements. We cannot determine with certainty how long it may take to generate sufficient available cash flow to make distributions or that sufficient cash will be available to make distributions to our stockholders. We may borrow funds, return capital or sell assets to make distributions. With no prior operations, we cannot predict the amount of distributions our stockholders may receive. We may be unable to pay or maintain cash distributions or increase distributions over time, and we may need to cease distributions to stockholders.
To the extent offering proceeds are used to pay fees to our advisor or its affiliates or to fund distributions, our investors will realize dilution and later investors may also realize a lower rate of return than investors who invest earlier in this offering.
          Our advisor and its affiliates provide services for us in connection with, among other things, the offer and sale of our shares, the selection and acquisition of our investments, the management and leasing of our properties, and the disposition of our assets. We pay them substantial upfront fees for some of these services, which reduces the amount of cash available for investment in real estate or distribution to you. Largely as a result of these substantial fees, we expect that for each share sold in the our primary offering, assuming we sell the maximum primary offering, no more than $8.73 will be available for investment in real estate, depending primarily upon the number of shares we sell. In addition, we have used offering proceeds to fund distributions, and later investors who did not receive those distributions will therefore experience additional immediate dilution of their investment. Also, to the extent we incur debt to fund distributions earlier in our public offerings, the amount of cash available for distributions in future periods will be decreased by the repayment of such debt. The use of offering proceeds to pay fees to our advisor and its affiliates or to fund distributions increases the risk that the amount available for distribution to stockholders upon a liquidation of our portfolio would be less than the purchase price of the shares in our offering. As of December 31, 2010, our net tangible book value per share was $6.05. Ignoring discounts for certain categories of purchase, shares in our primary offering are being sold at $10.00 per share.
Agreement to Purchase a Property in Allentown, Pennsylvania
          On March 21, 2011, we, through a wholly-owned subsidiary, became obligated under a purchase and sale agreement (the “Agreement”) in connection with the acquisition of Sunrise of Allentown (the “Facility”), from an affiliate of Sunrise Senior Living, Inc., a non-related party, for a purchase price of $9.0 million. Except with respect to specific contingencies, we do not have the right to terminate the agreement without the seller’s consent. The property will be rebranded as Woodland Terrace at the Oaks Senior Living (“Woodland Terrace”). We would fund the purchase of Woodland Terrace with proceeds from our public offering, and it is our intent to obtain proceeds from a mortgage loan from an unaffiliated lender post closing.
          Woodland Terrace is an 86 unit/100 bed assisted living facility in Allentown, Pennsylvania. Built in 1996 and renovated in 2006, the property is located approximately 60 miles north of Philadelphia, PA. The property will be managed by Good Neighbor Care Centers, LLC, which operates two facilities in our portfolio. Good Neighbor Care Centers, LLC, is a United States based senior housing operator, managing 18 assets across the United States, including two in Pennsylvania.
          In evaluating this acquisition and determining the appropriate amount of consideration to be paid for this acquisition, we considered a variety of factors including overall valuation of targeted net rental income, location, demographics, existing properties and planned competitive projects, and analyzed how the property compares to comparable properties in its market.
          In connection with executing the Agreement, we paid a $270,000 deposit to an escrow account, and under the terms of the Agreement, we are obligated to pay certain closing costs, including, but not limited to attorney fees, certain title insurance premiums, survey costs, recording costs and escrow charges. The deposit became non-refundable upon execution of the Agreement except with respect to specific contingencies. The acquisition is anticipated to be completed in April 2011. Although most contingencies have been satisfied and we expect to close in accordance with the terms of the Agreement, there can be no assurance that remaining contingencies will be satisfied or that events will not arise that could prevent us from acquiring the property.
Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Year Ended December 31, 2010
          The following discussion and analysis should be read in conjunction with our accompanying consolidated balance sheets as of December 31, 2010 and 2009, related consolidated statements of operations, stockholder’s equity (deficit) and cash flows for the years ended December 31, 2010, 2009 and 2008, all included in this supplement. This discussion contains forward-looking statements that can be identified with the use of forward-looking terminology such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Actual results may differ from those described in forward-looking statements. For a discussion of factors that could cause actual results to differ from those anticipated, see the risk factors described herein, in the prospectus dated February 4, 2011, and in prospectus supplements no. 1 dated February 16, 2011.

Overview
We were incorporated on October 16, 2006 for the purpose of engaging in the business of investing in and owning commercial real estate. We intend to invest the net proceeds from our offerings primarily in investment real estate including health care, multi-tenant industrial, net-leased retail properties and other real estate related assets located in major metropolitan markets in the United States. As of December 31, 2010, we raised approximately $112.9 million of gross proceeds from the sale of approximately 11.3 million shares of our common stock in our initial public offering, and we had acquired thirteen real estate properties.
Our revenues, which are comprised largely of rental income, include rents reported on a straight-line basis over the initial term of the lease. Our growth depends, in part, on our ability to (i) increase rental income and other earned income from leases by increasing rental rates and occupancy levels; (ii) maximize tenant recoveries given the underlying lease structures; and (iii) control operating and other expenses. Our operations are impacted by property specific, market specific, general economic and other conditions.
Highlights for the Twelve Months Ended December 31, 2010
•	We acquired interests in nine properties during 2010 as follows:
✓ Three wholly-owned assisted living facilities;

✓ An 80% interest in two assisted living facilities owned through a joint venture;

✓ A 75% interest in a long term acute care hospital and a 90% interest in a specialty rehabilitation facility, both owned through joint ventures and both development properties;

✓ An inpatient rehabilitation facility;

✓ A medical office building.
•	We obtained acquisition financing of approximately $61.0 million at an average interest rate of approximately 6.0% as of December 31, 2010.

•	We entered into an agreement with KeyBank National Association for a $25.0 million credit facility at an interest rate equal to the one-month LIBOR plus a margin of 400 basis points, with a floor margin of 200 basis points. This loan may be increased in the future in incremental amounts of at least $25.0 million at our request, subject to attaining certain portfolio size targets.

•	On July 7, 2010, we filed a registration statement on Form S-11 with the SEC to register a follow-on public offering. Pursuant to the registration statement, as amended, we registered up to 44,000,000 shares of common stock in a primary offering for $10.00 per share, with discounts available to certain categories of purchasers, and 11,000,000 shares pursuant to our dividend reinvestment plan at a purchase price equal to the higher of $9.50 per share or 95% of the fair market value of a share of our common stock. On February 4, 2011, the SEC declared our registration effective and we commenced our follow-on offering. We ceased offering shares of common stock in our initial public offering on February 3, 2011.
2010 Transaction Overview
Rome LTACH Project, Georgia
On January 12, 2010, we invested in a joint venture along with Cornerstone Private Equity Fund Operating Partnership, LP, an affiliate of the Company’s sponsor and affiliates of The Cirrus Group, an unaffiliated entity, to develop a $16.3 million free-standing medical facility on the campus of the Floyd Medical Center in Rome, Georgia. The property which was 100% preleased, comprises approximately 53,000 square feet. We own a 75% equity interest in this joint venture.
The development received a certificate of occupancy in January 2011 and lease payments commenced in February 2011. At December 31, 2010, approximately $13.5 million of development costs had been incurred. Project funding was provided by approximately $3.5 million of initial capital invested by the joint venture partners, of which, approximately $2.7 million was contributed by us, $0.5 million was contributed by Cornerstone Private Equity Fund Operating Partnership, LP , and $0.3 million by affiliates of The Cirrus Group with a $12.75 million construction loan commitment from an unaffiliated lender.
Oakleaf Village, South Carolina
On April 30, 2010, we acquired an 80% interest in a joint venture that will own a portfolio of two assisted living facilities located in South Carolina for $21.6 million. Oakleaf Village at Lexington and Oakleaf Village at Greenville (together, “Oakleaf Village”) have a total of 132,000 square feet, with 180 units, of which 132 are dedicated to assisted-living and 48 are committed to memory care. Royal Senior Care, LLC, an unaffiliated company, is our joint venture partner in the $27.0 million transaction. The acquisition was funded with a loan from an unaffiliated lender and with proceeds from our initial public offering.
Global Rehab Inpatient Rehab Facility, Texas
On August 19, 2010, we purchased an inpatient rehabilitation facility, Global Rehab Inpatient Rehabilitation Facility, located in Dallas, TX from The Cirrus Group, a non-related party, for a purchase price of approximately $14.8 million. The property is approximately 40,000 square feet, with 42 beds and is triple net leased to GlobalRehab, LP through February 2024, with two additional five year renewal options. The acquisition was funded with a loan from an unaffiliated lender and with proceeds from our initial public offering. On December 23, 2010, we executed a loan agreement with an unaffiliated financial institution to secure financing in the amount of approximately $7.5 million for our Global Rehab inpatient rehabilitation facility in Dallas, Texas, as anticipated at acquisition of the facility.
Terrace at Mountain Creek, Tennessee
On September 3, 2010, we purchased an assisted living facility, Terrace at Mountain Creek, located in Chattanooga, TN. The facility was purchased, from an affiliate of Wilkinson Real Estate, a non-related party, for a purchase price of approximately $8.5 million. The acquisition includes a $1.0 million earn-out provision. The earn-out payment is contingent upon the net operating income of the property reaching a specific threshold level during the three-years following the acquisition. The maximum aggregate amount that the seller may receive under the earn-out provision is $1.0 million. As of December 31, 2010, we had accrued approximately $1.0 million, representing the present value of our estimated liability under this earn-out provision. The Terrace at Mountain Creek facility is approximately 110,000 square feet, consisting of 116 units, including 42 independent living units, 61 assisted living units and 13 memory care units. The acquisition was funded with a loan from an unaffiliated lender and with proceeds from our initial public offering.
Specialty Rehabilitation Facility Project, Colorado
On December 16, 2010, we invested in a joint venture with affiliates of The Cirrus Group, an unaffiliated entity, to develop a $7.3 million specialty rehabilitation facility in Littleton, CO. We own a 90% interest in this joint venture.
The facility, which is 100% preleased to CareMeridian, LLC on a triple-net basis, and is expected to open in the second quarter of 2012. It is planned to comprise approximately 26,808 square feet with 36 beds. As of December 31, 2010, we had funded approximately $0.8 million of the $1.8 million joint venture capital commitment and $1,000 of the $5.5 million construction loan commitment had been funded.
River’s Edge of Yardley, Pennsylvania
On December 22, 2010, we purchased a dementia and memory care facility, Sunrise at Floral Vale, located in Yardley, Pennsylvania. The property was purchased from Sunrise Floral Vale Senior Living, LP, a non-related party, for a purchase price of $4.5 million. The property has been rebranded as River’s Edge of Yardley (the “River’s Edge”). River’s Edge is a 36 unit, purpose built dementia and memory care facility. The acquisition was funded with our revolving credit facility from KeyBank National Association and with proceeds from our initial public offering.
Hedgcoxe Health Plaza, Texas
On December 22, 2010, we purchased a medical office building, Hedgcoxe Health Plaza, located in Plano, TX. The property was purchased from an affiliate of Caddis Partners, LLC, a non-related party, for a purchase price of approximately $9.0 million. Hedgcoxe Health Plaza consists of seven office suites, six of which are currently leased to healthcare providers. The acquisition was funded with our revolving credit facility from KeyBank National Association and with proceeds from our initial public offering.

Carriage Court of Hilliard, Ohio
On December 22, 2010, we purchased an assisted living property, Carriage Court of Hilliard (“Carriage Court”), located in Hilliard, Ohio. The property was purchased from an affiliate of Wilkinson Real Estate, a non-related party, for a purchase price of approximately $17.5 million. The acquisition includes a $0.5 million hold back to which we may be entitled based on quarterly and annual thresholds defined in the purchase and sale agreement. Carriage Court is an assisted living facility with a total of 102 units, including 64 assisted living units and 38 memory care units, in an approximately 70,000 square feet building. The acquisition was funded with proceeds raised from our ongoing public offering and assumption of a mortgage loan from an unaffiliated lender.
Results of Operations
As of December 31, 2010, we operated in three reportable business segments: senior living operations, triple-net leased properties, and medical office building (“MOB”) properties. Our senior living operations segment invests in and operates assisted living, memory care and other senior housing communities located in the United States. We engage independent third party managers to operate these properties. Our triple-net leased properties segment invests in healthcare properties in the United States leased under long term “triple-net” or “absolute-net” leases, which require the tenants to pay all property-related expenses. Our MOB segment invests in medical office buildings and leases those properties to healthcare providers under long term “full service” leases which require tenants to reimburse expenses related to us.
We began accepting subscriptions for shares under our initial public offering on June 20, 2008. We purchased our first senior housing property in January 2009, and at December 31, 2010, we owned 13 properties. These properties included eight assisted living facilities which comprise our senior housing segment, one medical office building, which comprises our MOB segment, one skilled nursing facility, one inpatient rehabilitation facility and two development projects, which comprise our triple-net leased segment. As of December 30, 2009, we owned three assisted living facilities which comprised our senior housing segment and one skilled nursing facility, which comprise our triple-net leased properties segment and at December 31, 2008 we owned no properties. Accordingly, the results of our operations for the years ended December 31, 2010, 2009, and 2008 are not directly comparable.
Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

	Years Ended
	December 31,
	2010	2009	$ Change	% Change
Net operating income, as defined (1)

Senior living operations	$4,361,000	$1,489,000	$2,872,000	193
Triple-net leased properties	2,302,000	—	2,302,000	N/A
Medical office building	26,000	—	26,000	N/A

Total portfolio net operating income	$6,689,000	$1,489,000	$5,200,000	349

Reconciliation to net loss:
Net operating income, as defined (1)	$6,689,000	$1,489,000	$5,200,000	349
Unallocated (expenses) income:
General and administrative expenses	(2,396,000)	(1,100,000)	1,296,000	118
Asset management fees and expenses	(1,030,000)	(317,000)	713,000	225
Real estate acquisitions costs	(3,273,000)	(1,814,000)	1,459,000	80
Depreciation and amortization	(4,072,000)	(1,367,000)	2,705,000	198
Interest income	17,000	13,000	4,000	31
Other expense	(33,000)	—	(33,000)	N/A
Interest expense	(2,373,000)	(1,053,000)	1,320,000	125

Net loss	$(6,471,000)	$(4,149,000)	$2,322,000	56

(1)	Net operating income is defined as total revenue less property operating and maintenance expenses.

Senior Living Operations
Total revenue for senior living operations includes rental revenue and resident fees and service income. Property operating and maintenance expenses include labor, food, utilities, marketing, management and other property operating costs. Net operating income for the year ended December 31, 2010 increased to $4.4 million from $1.5 million for the year ended December 31, 2009. The increase is primarily due to acquisitions completed during 2010.

	Years Ended
	December 31,
	2010	2009	$ Change	% Change
Senior Living Operations — Net operating income

Total revenues
Rental revenue	$12,150,000	$4,964,000	$7,186,000	145
Resident services and fee income	2,738,000	1,697,000	1,041,000	61
Tenant reimbursement and other income	305,000	—	305,000	N/A
Less:
Property operating and maintenance expenses	10,832,000	5,172,000	5,660,000	109

Total portfolio net operating income	$4,361,000	$1,489,000	$2,872,000	193

Triple-Net Leased Properties
Total revenue for triple-net leased properties includes rental revenue and expense reimbursements from tenants. Property operating and maintenance expenses include insurance and property taxes and other operating expenses reimbursed by our tenants. Net operating income increased to $2.3 million for the year ended December 31, 2010 compared to $0 for the year ended December 31, 2009 due to the acquisitions completed in 2010 and one acquisition completed on December 31, 2009.

	Years Ended
	December 31,
	2010	2009	$ Change	% Change
Triple-Net Leased Properties — Net operating income

Total revenues
Rental revenue	$2,321,000	$—	$2,321,000	N/A
Tenant reimbursement and other income	279,000		279,000	N/A
Less:
Property operating and maintenance expenses	298,000	—	298,000	N/A

Total portfolio net operating income	$2,302,000	$—	$2,302,000	N/A

Medical Office Buildings
Total revenue for medical office buildings includes rental revenue and expense reimbursements from tenants. Property operating and maintenance expenses include utilities, repairs and maintenance, insurance and property taxes. Net operating income increased to $26,000 for the year ended December 31, 2010 from $0 compared to the year ended December 31, 2009, due to acquisitions completed in December 2010.

	Years Ended
	December 31,
	2010	2009	$ Change	% Change
Medical Office Buildings — Net operating income

Total revenues
Rental revenue	$23,000	$—	$23,000	N/A
Tenant reimbursement and other income	6,000	—	6,000	N/A
Less:
Property operating and maintenance expenses	3,000	—	3,000	N/A

Total portfolio net operating income	$26,000	$—	$26,000	N/A

Unallocated (expenses) income
General and administrative expenses increased to $2.4 million for the year ended December 31, 2010 from $1.1 million for the year ended December 31, 2009. The increase is primarily due to an increase in reimbursements to the Advisor for the direct and indirect costs of providing administrative and management services and higher professional fees, including audit, tax and legal fees, all of which resulted from the higher level of investment and asset management activities in 2010.
As a result of the acquisitions in 2010, asset management fees and expenses for the years ended December 31, 2010 and 2009 increased to $1.0 million from $0.3 million and depreciation and amortization for the same periods increased to $4.1 million from $1.4 million.
For the years ended December 31, 2010 and 2009 real estate acquisition costs, consisting of fees paid to the Advisor and third-party expenses, were $3.3 million and $1.8 million, respectively. The 2010 increase in acquisition fees is due to higher offering proceeds and increased acquisition activity in 2010 compared to 2009. A portion of acquisition fees due to our Advisor are paid upon receipt of offering proceeds and the balance is paid at the time of investment acquisition.
Interest expense for the year ended December 31, 2010 increased to $2.4 million from $1.1 million for the year ended December 31, 2009 due to increased real estate acquisition financing in 2010.
Interest and other income are comparable for years ended December 31, 2010 and 2009.
Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

	Year Ended December 31,
	2009	2008	$ Change	% Change
Net operating income, as defined (1)

Senior living operations	$1,489,000	$—	$1,489,000	N/A

Total portfolio net operating income	$1,489,000	$—	$1,489,000	N/A

Reconciliation to net loss:
Net operating income, as defined (1)	$1,489,000	$—	$1,489,000	N/A
Unallocated (expenses) income:
General and administrative expenses	(1,100,000)	(875,000)	225,000	26
Asset management fees	(317,000)	—	317,000	N/A
Real estate acquisitions costs	(1,814,000)	(358,000)	1,456,000	407
Depreciation and amortization	(1,367,000)	—	1,367,000	N/A
Interest income	13,000	7,000	(6,000)	86
Interest expense	(1,053,000)	(1,000)	1,052,000	1,052

Net loss	$(4,149,000)	$(1,227,000)	$2,922,000	238

(1)	Net operating income is defined as total revenue less property operating and maintenance expenses.
Senior Living Operations
Total revenue includes rental revenue and resident fees and service income. Property operating and maintenance includes expenses such as labor, food, utilities, marketing, management and other property operating costs. Net operating income increased to $1.5 million for the year ended December 31, 2009 compared to $0 for the comparable period of 2008. The increase is primarily due to new acquisitions completed during the year ended December 31, 2009.

	Years Ended December 31,
	2009	2008	$ Change	% Change
Senior Living Operations — Net operating income

Total revenues
Rental revenue	$4,964,000	$—	$4,964,000	N/A
Resident services and fee income	1,697,000	—	1,697,000	N/A
Tenant reimbursement and other income	—	—	—	N/A
Less:
Property operating and maintenance expenses	5,172,000	—	5,172,000	N/A

Total portfolio net operating income	$1,489,000	$—	$1,489,000	N/A

Triple-Net Leased Properties
Total revenue includes rental revenue and expense reimbursements from tenants. During the twelve months ended December 31, 2009 and 2008, we had no net operating income for this segment.
Unallocated (expenses) income
General and administrative expenses increased to $1.1 million for the year ended December 31, 2009 from $0.9 million for the 2008 year, primarily due to increased tax and accounting fees, higher board of director fees associated with increased operating activity in 2009 and reimbursement of operating costs to the advisor related to the services performed on our behalf.
Interest expense for the year ended December 31, 2009 increased to $1.1 million from $1,000 for the year ended December 31, 2008 due to financing of three real estate acquisitions in 2009.
Interest and other income are comparable for years ended December 31, 2009 and 2008.
Liquidity and Capital Resources
We expect that primary sources of capital over the long term will include net proceeds from the sale of our common stock and net cash flows from operations. We expect that our primary uses of capital will be for property acquisitions, for the payment of tenant improvements, for the payment of operating expenses, including interest expense on any outstanding indebtedness, reducing outstanding indebtedness and for the payment of distributions.
As of December 31, 2010, we had approximately $29.8 million in cash and cash equivalents on hand. Our liquidity will increase as additional subscriptions for shares are accepted in our follow-on public offering and decrease as net offering proceeds are expended in connection with the acquisition, operation of properties and distributions made in excess of cash available from operating cash flows.
As of December 31, 2010, a total of approximately 11.3 million shares of our common stock had been sold in our initial public offering for aggregate gross proceeds of approximately $112.9 million.
We intend to own our core plus properties with low to moderate levels of debt financing. We will incur moderate to high levels of indebtedness when acquiring our value-added and opportunistic properties and possibly other real estate investments. The debt levels on core plus properties during the offering period may exceed the long-term target range of debt percentages on these types of properties. However, we intend to reduce the percentage to fall within the 40% to 60% range no later than the end of our offering stage. To the extent sufficient proceeds from our public offering, debt financing, or a combination of the two are unavailable to repay acquisition debt financing down to the target ranges within a reasonable time as determined by our board of directors, we will endeavor to raise additional equity or sell properties to repay such debt so that we will own our properties with low to moderate levels of permanent financing. In the event that our public offering is not fully sold, our ability to diversify our investments may be diminished.
On November 19, 2010, we entered into an agreement with KeyBank National Association, an unaffiliated financial institution, to obtain a $25.0 million revolving credit facility (the “Facility”). The Facility may be increased in the future in incremental amounts of at least $25.0 million at our request subject to attaining certain portfolio size targets. The initial term of the Facility is 24 months, maturing on November 18, 2012, and may be extended by six months subject to satisfaction of certain conditions, including payment of an extension fee. The actual amount of credit available under the Facility is a function of certain loan to cost, loan to value and debt service coverage ratios contained in the Facility. The Facility will be secured by first priority liens on our eligible real property assets that make up the borrowing base (as such term is defined) for the Facility. The interest rate for this Facility is one-month LIBOR plus a margin of 400 basis points, with a floor of 200 basis points for one-month LIBOR. The Facility also requires payment of a fee of up to 25 basis points related to unused credit available to us under the Facility. We are entitled to prepay the obligations at any time without penalty.
We will not rely on advances from our Advisor to acquire properties but our Advisor and its affiliates may loan funds to special purposes entities that may acquire properties on our behalf pending our raising sufficient proceeds from our offerings to purchase the properties from the special purpose entity.

There may be a delay between the sale of our shares and the purchase of properties. During this period, our public offering net offering proceeds will be temporarily invested in short-term, liquid investments that could yield lower returns than investments in real estate.
Until proceeds from our public offering are invested and generating operating cash flow sufficient to fully fund distributions to stockholders, we intend to pay a portion of our distributions from the proceeds of our offering or from borrowings in anticipation of future cash flow. Distributions paid to stockholders for the twelve months ended December 31, 2010 were approximately $5.7 million. Of this amount, approximately $2.8 million was reinvested through our distribution reinvestment plan and approximately $2.9 million was paid in cash to stockholders. For the twelve months ended December 31, 2010, all distributions to stockholders were paid from proceeds of our offering in anticipation of future cash flow. Potential future sources of capital include proceeds from future equity offerings, proceeds from secured or unsecured financings from banks or other lenders, proceeds from the sale of properties and undistributed funds from operations.
Financial markets have recently experienced unusual volatility and uncertainty. Liquidity has tightened in all financial markets, including the debt and equity markets. Our ability to fund property acquisitions or development projects, as well as our ability to repay or refinance debt maturities could be adversely affected by an inability to secure financing at reasonable terms, if at all.
Election as a REIT
For federal income tax purposes, we have elected to be taxed as a REIT, under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code) beginning with our taxable year ending December 31, 2008. Under the Internal Revenue Code of 1986, we are not subject to federal income tax on income that we distribute to our stockholders. REITs are subject to numerous organizational and operational requirements in order to avoid taxation as a regular corporation, including a requirement that they generally distribute at least 90% of their annual ordinary taxable income to their stockholders. If we fail to qualify for taxation as a REIT in any year, our income will be taxed at regular corporate rates, and we may be precluded from qualifying for treatment as a REIT for the four-year period following our failure to qualify. Our failure to qualify as a REIT could result in us having a significant liability for taxes.
REIT status imposes limitations related to operating assisted-living properties. Generally, to qualify as a REIT, we cannot directly operate assisted-living facilities. However, such facilities may generally be operated by a taxable REIT subsidiary (“TRS”) pursuant to a lease with the REIT. Therefore, we have formed Master HC TRS, LLC (“Master TRS”), a wholly owned subsidiary of CGI Healthcare Operating Partnership, LP, to lease any assisted-living properties we acquire and to operate the assisted-living properties pursuant to contracts with qualified unaffiliated management companies. Master TRS and the REIT have made the applicable election for Master TRS to qualify as a TRS. Under the management contracts, the management companies will have direct control of the daily operations of these assisted-living properties.
Other Liquidity Needs
Property Acquisitions
We expect to purchase properties and have expenditures for capital improvements and tenant improvements in the next twelve months; however, those amounts cannot be estimated at this time. We cannot be certain however, that we will have sufficient funds to make any acquisitions or related capital expenditures.

Debt Service Requirements
A number of the properties in which we have made equity investments are currently subject to senior mortgage loans and other indebtedness as described in the following table:

			Outstanding
			Principal Balance
		Interest	as of December 31,
Property Name	Payment Type	Rate	2010(1)	Maturity Date
Carriage Court of Hilliard	Principal and interest at a 35-year amortization rate	5.40% — fixed	$13,586,000	August 1, 2044
Caruth Haven Court	Principal and interest at a 30-year amortization rate	6.43% — fixed	$9,904,000	December 16, 2019
Global Rehab Inpatient Rehab Facility	Principal and interest at a 30-year amortization rate	6.25% — fixed for 3 years; thereafter the greater of 6.25% and 3yr LIBOR + 3.25%	$7,530,000	December 22, 2016
Hedgcoxe Health Plaza	Interest Only	30-day LIBOR +4.00% with a 2% LIBOR floor	$5,060,000	November 18, 2012
Mesa Vista Inn Health Center	Principal and interest at a 20-year amortization rate	6.50% — fixed	$7,336,000	January 5, 2015
Oakleaf Village Portfolio	(1)	(1)	$17,849,000	April 30, 2015
Oakleaf Village at Lexington	—	—		—
Oakleaf Village at Greenville	—	—		—
River’s Edge of Yardley	Interest Only	30-day LIBOR +4.00% with a 2% LIBOR floor	$2,500,000	November 18, 2012
Rome LTACH Project	Month 1-24 Interest-only Month 25 on Principal and interest at a 25-year amortization rate	1Mo LIBOR + 3.00% with a 6.15% floor	$8,588,000	December 18, 2012
Littleton Specialty Rehabilitation Facility	Month 1-18 Interest-only Month 19 on Principal and interest at a 20-year amortization rate	6.0% fixed	$1,000	December 22, 2015
The Oaks Bradenton	(2)	(2)	$2,738,000	May 1, 2014
Terrace at Mountain Creek	Month 1-24 interest only. Month 25 to 36 Principal and interests at a 25-year amortization rate	3Mo LIBOR + 3.50% with a 5.5% floor	$5,700,000	September 1, 2013

(1)	The aggregate loan amount is composed of a restatement date balance of approximately $12.9 million outstanding with respect to a prior loan (the “Initial Loan”), and an additional amount of approximately $5.1 million disbursed on the closing date (the “Restatement Date Loan”). From June 1, 2010 through the maturity date, payments on the Restatement Date Loan are due monthly and based upon a 30-year amortization schedule. From June 1, 2010 through January 10, 2011, payments on the Initial Loan are due monthly based upon a 25-year amortization schedule, thereafter through maturity, payments on the Initial Loan are due monthly based upon a 30-year amortization schedule. The Restatement Date Loan bears interest at a variable rate equal to 5.45% per annum plus the greater of 1.0% or the 3-month LIBOR rate (the “Contract Rate”). The outstanding balance of the Initial Loan bears interest at a rate of 6.62% per annum until January 10, 2011 and thereafter at the contract rate.

(2)	Of the total loan amount, $2.4 million bears a fixed interest rate of 6.25% per annum. The remaining $0.36 million bears a variable interest rate equivalent to the prevailing market certificate of deposit rate plus a 1.5% margin. Monthly payments for the first twelve months will be interest-only. Monthly payments beginning the thirteenth month will include interest and principal based on a 25-year amortization period.

Contractual Obligations
The following table reflects our contractual obligations as of December 31, 2010, specifically our obligations under long-term debt agreements and purchase obligations:

	Payment due by period
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Notes payable (1)	$80,792,000	$793,000	$23,569,000	$27,355,000	$29,075,000
Interest expense related to long term debt (2)	31,626,000	4,132,000	7,161,000	5,144,000	15,189,000
Payable to related parties (3)	65,000	65,000	—	—	—
Acquisition of Forestview Manor (4)	10,800,000	10,800,000	—	—	—

Total	$123,283,000	$15,790,000	$30,730,000	$32,499,000	$44,264,000

(1)	Represents principal amount owed on all outstanding debt as of December 31, 2010.

(2)	Represents interest expense related to various loan agreements in connection with all acquisitions as of December 31, 2010. The information in the table above reflects our projected interest rate obligations for these loan agreements based on the contract interest rates, interest payment dates, and scheduled maturity dates.

(3)	Payable to related parties consists of offering costs, acquisition fees, expense reimbursement payable, sales commissions and dealer manager fees to our Advisor and PCC.

(4)	On December 30, 2010, we became obligated under a purchase and sale agreement to acquire Forestview Manor.
Off-Balance Sheet Arrangements
There are no off-balance sheet transactions, arrangements or obligations (including contingent obligations) that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in the financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Inflation
Although the real estate market has not been affected significantly by inflation in the recent past due to the relatively low inflation rate, we expect that the majority of our tenant leases will include provisions that would protect us to some extent from the impact of inflation. Where possible, our leases will include provisions for rent escalations and partial reimbursement to us of expenses. Our ability to include provisions in the leases that protect us against inflation is subject to competitive conditions that vary from market to market.
Subsequent Events
Forest View Manor Acquisition
On January 14, 2011, we purchased an assisted living property, Forestview Manor, from 153 Parade Road, LLC, a non-related party, for a purchase price of approximately $10.8 million. The acquisition was funded with our revolving credit facility from KeyBank National Association and with proceeds from our initial public offering.
Forestview Manor is a 69 unit assisted living and memory care facility. Built in 1997 and renovated in 2009, it is located in Meredith, New Hampshire, a popular tourist destination in New England situated approximately 90 miles north of Boston, MA and in close proximity to Interstate 93. The property is managed by Woodbine Senior Living, LLC.
Greentree at Westwood Financing
In December 2009, we acquired Greentree at Westwood from GreenTree at Westwood, LLC, an unaffiliated party, for a purchase price of approximately $5.2 million. In February 2011, we financed Greentree at Westwood with our revolving credit facility from

KeyBank National Association in the amount of approximately $2.8 million. The loan will mature on November 18, 2012 and bears a variable rate is based on a 30-day LIBOR plus 4.00% with a 2% LIBOR floor.
Sale of Shares of Common Stock
As of March 17, 2011, we had raised approximately $123.3 million through the issuance of approximately12.4 million shares of our common stock under our Offering, excluding, approximately 509,000 shares that were issued pursuant to our distribution reinvestment plan reduced by approximately 157,000 shares pursuant to our stock repurchase program.
Critical Accounting Policies
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, or GAAP, requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We believe that our critical accounting policies are those that require significant judgments and estimates such as those related to fair value, real estate purchase price allocation, evaluation of possible impairment of real property assets, revenue recognition and valuation of receivables, income taxes, and uncertain tax positions. These estimates are made and evaluated on an on-going basis using information that is currently available as well as various other assumptions believed to be reasonable under the circumstances. Actual results could vary from those estimates, perhaps in material adverse ways, and those estimates could be different under different assumptions or conditions.
Investments in Real Estate
Upon acquisition of a property, we allocate the purchase price of the property based upon the fair value of the assets acquired, which generally consist of land, buildings, site improvements, tenant improvements, intangible lease assets or liabilities including in-place leases, above market and below market leases, tenant relationships and goodwill. We allocated the purchase price to the fair value of the tangible assets of an acquired property by valuing the property as if it were vacant. The value of the building and improvements are depreciated over an estimated useful life of 15 to 39 years.
In-place lease values are calculated based on management’s evaluation of the specific characteristics of each tenant’s lease and our overall relationship with the respective tenant.
Acquired above and below market leases are valued based on the present value of the difference between prevailing market rates and the in-place rates over the remaining lease term. The value of acquired above and below market leases is amortized over the remaining non-cancelable terms of the respective leases as an adjustment to rental revenue on our consolidated statements of operations.
We consider any bargain periods in our calculation of fair value of below-market leases and to amortize our below-market leases over the remaining non-cancelable lease term plus any bargain renewal periods in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 840-20-20, as determined by our management at the time we acquire real property with an in-place lease. The renewal option rates for our acquired leases do not include any fixed rate options and, instead, contain renewal options that are based on fair value terms at the time of renewal. Accordingly, no fixed rate renewal options were included in the fair value of below-market leases acquired and the amortization period is based on the acquired non-cancelable lease term.
Should a significant tenant terminate their lease, the unamortized portion of intangible assets or liabilities is charged to revenue.
Fair Value of Financial Instruments
FASB ASC 825-10, “Financial Instruments,” requires the disclosure of fair value information about financial instruments whether or not recognized on the face of the balance sheet, for which it is practical to estimate that value.
We generally determine or calculate the fair value of financial instruments using quoted market prices in active markets when such information is available or using appropriate present value or other valuation techniques, such as discounted cash flow analyses, incorporating available market discount rate information for similar types of instruments and our estimates for non-performance and liquidity risk. These techniques are significantly affected by the assumptions used, including the discount rate, credit spreads, and estimates of future cash flow.
Our consolidated balance sheets include the following financial instruments: cash and cash equivalents, tenant and other receivables, deferred costs and other assets, deferred financing costs, payable to related parties, prepaid rent and security deposits, accounts payable and accrued liabilities and distributions payable. We consider the carrying values to approximate fair value for these financial instruments because of the short period of time between origination of the instruments and their expected payment. The fair value of the note payable to related party is not determinable due to the related party nature of the note payable.
The fair value of notes payable is estimated using lending rates available to us for financial instruments with similar terms and maturities. As of December 31, 2010 and December 31, 2009, the fair value of notes payable was approximately $81.7 million and $20.3 million, compared to the carrying value of approximately $80.8 million and $20.3 million, respectively.
Impairment of Real Estate Assets and Goodwill
Real Estate Assets
Rental properties, properties undergoing development and redevelopment, land held for development and intangibles are individually evaluated for impairment in accordance with ASC 360-10, “Property, Plant & Equipment” when conditions exist which may indicate that it is probable that the sum of expected future undiscounted cash flows is less than the carrying amount. We assess the expected undiscounted cash flows based upon numerous factors, including, but not limited to, appropriate capitalization rates, construction costs, available market information, historical operating results, known trends and market/economic conditions that may affect the property and our assumptions about the use of the asset, including, if necessary, a probability-weighted approach if multiple outcomes are under consideration. Upon determination that impairment has occurred and that the future undiscounted cash flows are less than the carrying amount, a write-down will be recorded to reduce the carrying amount to its estimated fair value.
In accordance with ASC 360 “Accounting for the Impairment or Disposal of Long-lived Assets”, we assess whether there has been impairment in the value of its investments in real estate whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Our portfolio is evaluated for impairment on a property-by-property basis. Indicators of potential impairment include the following:
•	Change in strategy resulting in a decreased holding period;

•	Decreased occupancy levels;

•	Deterioration of the rental market as evidenced by rent decreases over numerous quarters;

•	Properties adjacent to or located in the same submarket as those with recent impairment issues;

•	Significant decrease in market price; and/or

•	Tenant financial problems.
During 2010 and 2009, we did not record any impairment charges related to our investments in real estate.
Goodwill
We review goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. The guidance on goodwill impairment requires us to perform a two-step impairment test. In the first step, we compare the fair value of each reporting unit to its carrying value. We determine the fair value of our reporting unit based on the income approach. Under the income approach, we calculate the fair value of a reporting unit based on the present value of estimated future cash flows. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the second step of the impairment test is performed in order to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then the company records an impairment loss equal to the difference.
Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, discount rates and future economic and market conditions. Our estimates are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. These valuations require the use of management’s assumptions, which would not reflect unanticipated events and circumstances that may occur.

The annual goodwill impairment analysis, which we performed during the fourth quarter of 2010, did not result in an impairment charge.
Revenue Recognition
Revenue is recorded in accordance with ASC 840-10, “Leases”, and SEC Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements, as amended” (“SAB 104”). Revenue is recognized when four basic criteria are met: persuasive evidence of an arrangement, the rendering of service, fixed and determinable income and reasonably assured collectability. Leases with fixed annual rental escalators are generally recognized on a straight-line basis over the initial lease period, subject to a collectability assessment. Rental income related to leases with contingent rental escalators is generally recorded based on the contractual cash rental payments due for the period. Because our leases may provide for free rent, lease incentives, or other rental increases at specified intervals, we straight-line the recognition of revenue, which results in the recording of a receivable for rent not yet due under the lease terms. Our revenues are comprised largely of rental income and other income collected from tenants.
Consolidation Considerations for Our Investments in Joint Ventures
ASC 810-10, “Consolidation”, which addresses how a business enterprise should evaluate whether it has a controlling interest in an entity through means other than voting rights and accordingly should consolidate the entity. We analyze our joint ventures in accordance with this accounting standard to determine whether they are variable interest entities and, if so, whether we are the primary beneficiary. Our judgment with respect to our level of influence or control over an entity and whether we are the primary beneficiary of a variable interest entity involves consideration of various factors including the form of our ownership interest, our voting interest, the size of our investment (including loans) and our ability to participate in major policy-making decisions. Our ability to correctly assess our influence or control over an entity affects the presentation of these investments in our condensed consolidated financial statements. Please refer to Note 10. Investments in Joint Venture of the accompanying consolidated financial statements.
Income Taxes
As part of the process of preparing our condensed consolidated financial statements, significant management judgment is required to evaluate our compliance with REIT requirements. Our determinations are based on interpretation of tax laws, and our conclusions may have an impact on the income tax expense recognized. Adjustments to income tax expense may be required as a result of: (i) audits conducted by federal and state tax authorities, (ii) our ability to qualify as a REIT and (iii) changes in tax laws.
For federal income tax purposes, we have elected to be taxed as a REIT, under Sections 856 through 860 of the Code beginning with our taxable year ended December 31, 2008, which imposes limitations related to operating assisted-living properties. As of December 31, 2010, we had acquired eight assisted-living facilities and formed seven wholly owned taxable REIT subsidiaries, or TRSs, which includes a Master TRS that consolidates our wholly owned TRSs. The properties are operated pursuant to leases with our TRSs. Our TRSs have engaged qualified unaffiliated management companies to operate the assisted-living facilities. Under the management contracts, the managers have direct control of the daily operations of the properties.
We are subject to state and local income taxes in some jurisdictions, and in certain circumstances we may also be subject to federal excise taxes on undistributed income. In addition, certain of our activities must be conducted by subsidiaries which elect to be treated as TRSs. TRSs are subject to both federal and state income taxes. We recognize tax penalties relating to unrecognized tax benefits as additional tax expense. Interest relating to unrecognized tax benefits is recognized as interest expense. Under section 857(b), an excise tax of 100% is imposed on any excessive amount of rental income received by the REIT in connection with services performed by its TRS to a tenant of the REIT and the deductions of the TRS for payments made to the REIT if rental income and deductions are not at arms’ length. Several safe harbors are provided for rental income received by the REIT, any of which, if met, prohibit the imposition of the 100% excise tax.
Recently Issued Accounting Pronouncements
Reference is made to Notes to our Consolidated Financial Statements, which begin on page F-1 of this Supplement.

Experts
     The consolidated financial statements and financial statement schedules included in this Supplement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements and financial statement schedules are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INDEX TO FINANCIAL STATEMENTS SCHEDULES

Schedules II-Valuation and Qualifying Accounts	F-29

Schedule III-Real Estate and Accumulated Depreciation	F-30

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders
Cornerstone Healthcare Plus REIT, Inc.
     We have audited the accompanying consolidated balance sheets of Cornerstone Healthcare Plus REIT, Inc. and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, equity (deficit) and cash flows for each of the three years in the period ended December 31, 2010. Our audit also included the financial statement schedules listed in the index. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cornerstone Healthcare Plus REIT, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects, the information set forth therein.
/s/ DELOITTE & TOUCHE LLP
Costa Mesa, California
March 23, 2011

CORNERSTONE HEALTHCARE PLUS REIT, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2010 and 2009

	December 31,
	2010	2009
ASSETS
Cash and cash equivalents	$29,819,000	$14,900,000
Investments in real estate
Land	18,949,000	7,370,000
Buildings and improvements, net	87,933,000	30,640,000
Furniture, fixtures and equipment, net	2,410,000	1,009,000
Development costs and construction in progress	13,669,000	—
Intangible lease assets, net	5,907,000	1,869,000

	128,868,000	40,888,000

Deferred financing costs, net	1,382,000	228,000
Tenant and other receivable, net	1,462,000	481,000
Deferred costs and other assets	554,000	338,000
Restricted cash	2,942,000	364,000
Goodwill	5,329,000	1,141,000

Total assets	$170,356,000	$58,340,000

LIABILITIES AND EQUITY
Liabilities:
Notes payable	$80,792,000	$20,260,000
Accounts payable and accrued liabilities	4,886,000	932,000
Payable to related parties	65,000	1,734,000
Prepaid rent and security deposits	1,127,000	911,000
Distributions payable	722,000	305,000

Total liabilities	87,592,000	24,142,000

Commitments and contingencies (Note 14)

Equity:
Preferred stock, $0.01 par value; 20,000,000 shares authorized; no shares were issued or outstanding at December 31, 2010 and 2009	—	—
Common stock, $0.01 par value; 580,000,000 shares authorized; 11,592,883 shares and 4,993,751 shares issued and outstanding at December 31, 2010 and 2009, respectively	116,000	50,000
Additional paid-in capital	91,588,000	39,551,000
Accumulated deficit	(11,722,000)	(5,403,000)

Total stockholders’ equity	79,982,000	34,198,000
Noncontrolling interests	2,782,000	—

Total equity	82,764,000	34,198,000

Total liabilities and equity	$170,356,000	$58,340,000

The accompanying notes are an integral part of these consolidated financial statements.

CORNERSTONE HEALTHCARE PLUS REIT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2010, 2009 and 2008

	Year ended December 31
	2010	2009	2008
Revenues:
Rental revenues	$14,494,000	$4,964,000	$—
Resident services and fee income	2,738,000	1,697,000	—
Tenant reimbursements and other income	590,000	—	—

	17,822,000	6,661,000	—
Expenses:
Property operating and maintenance expenses	11,133,000	5,172,000	—
General and administrative expenses	2,396,000	1,100,000	875,000
Asset management fees and expenses	1,030,000	317,000	—
Real estate acquisition costs	3,273,000	1,814,000	358,000
Depreciation and amortization	4,072,000	1,367,000	—

	21,904,000	9,770,000	1,233,000

Loss from operations	(4,082,000)	(3,109,000)	(1,233,000)

Other income (expense):
Interest income	17,000	13,000	7,000
Other expense	(33,000)	—	—
Interest expense	(2,373,000)	(1,053,000)	(1,000)

Net loss	(6,471,000)	(4,149,000)	(1,227,000)
Net (loss) income attributable to the noncontrolling interests	(152,000)	15,000	(121,000)

Net loss attributable to common stockholders	$(6,319,000)	$(4,164,000)	$(1,106,000)

Basic and diluted net loss per common share attributable to common stockholders	$(0.89)	$(2.08)	$(12.90)

Basic and diluted weighted average number of common shares	7,090,146	1,999,747	85,743

The accompanying notes are an integral part of these consolidated financial statements.

CORNERSTONE HEALTHCARE PLUS REIT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
For the Years Ended December 31, 2010, 2009 and 2008

	Common Stock
			Additional		Total
	Number	Common Stock	Paid-In	Accumulated	Stockholders’	Noncontrolling
	of Shares	Par Value	Capital	Deficit	Equity	Interests	Total Equity
Balance — December 31, 2007	100	$—	$1,000	$(133,000)	$(132,000)	$127,000	$(5,000)
Issuance of common stock	1,058,152	11,000	10,568,000	—	10,579,000	—	10,579,000
Redeemed shares	—	—	—	—	—	—	—
Offering costs	—	—	(3,787,000)	—	(3,787,000)	—	(3,787,000)
Distributions	—	—	(185,000)	—	(185,000)	(6,000)	(191,000)
Net loss	—	—	—	(1,106,000)	(1,106,000)	(121,000)	(1,227,000)

Balance — December 31, 2008	1,058,252	$11,000	$6,597,000	$(1,239,000)	$5,369,000	$—	$5,369,000

Issuance of common stock	3,953,744	39,000	39,451,000	—	39,490,000	—	39,490,000
Redeemed shares	(18,245)	—	(182,000)	—	(182,000)	—	(182,000)
Offering costs	—	—	(4,352,000)	—	(4,352,000)	—	(4,352,000)
Distributions	—	—	(1,963,000)	—	(1,963,000)	(15,000)	(1,978,000)
Net loss	—	—	—	(4,164,000)	(4,164,000)	15,000	(4,149,000)

Balance — December 31, 2009	4,993,751	$50,000	$39,551,000	$(5,403,000)	$34,198,000	$—	$34,198,000

Issuance of common stock	6,694,219	67,000	66,530,000	—	66,597,000	—	66,597,000
Redeemed shares	(95,087)	(1,000)	(927,000)	—	(928,000)	—	(928,000)
Noncontrolling interest contribution	—	—	—	—		2,949,000	2,949,000
Offering costs	—	—	(7,455,000)	—	(7,455,000)		(7,455,000)
Distributions	—	—	(6,111,000)	—	(6,111,000)	(15,000)	(6,126,000)

Net loss	—	—	—	(6,319,000)	(6,319,000)	(152,000)	(6,471,000)

Balance — December 31, 2010	11,592,883	$116,000	91,588,000	$(11,722,000)	$79,982,000	$2,782,000	$82,764,000

The accompanying notes are an integral part of these consolidated financial statements.

CORNERSTONE HEALTHCARE PLUS REIT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2010, 2009 and 2008

	Year ended December 31,
	2010	2009	2008
Cash flows from operating activities:
Net loss	$(6,471,000)	$(4,149,000)	$(1,227,000)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of deferred financing costs	104,000	111,000	—
Depreciation and amortization	4,072,000	1,367,000	—
Straight-line rent amortization	(387,000)	—	—
Provision for bad debt	35,000	11,000	—
Changes in operating assets and liabilities:
Tenant and other receivables	(246,000)	(492,000)	—
Deferred costs and deposits	(270,000)	(127,000)	—
Restricted cash	(823,000)	—	—
Prepaid expenses and other assets	—	(14,000)	(24,000)
Prepaid rent and tenant security deposits	167,000	78,000	—
Payable to related parties	(301,000)	239,000	32,000
Accounts payable and accrued expenses	1,026,000	53,000	(51,000)

Net cash used in operating activities	(3,094,000)	(2,923,000)	(1,270,000)

Cash flows from investing activities:
Real estate acquisitions	(53,895,000)	(34,278,000)	—
Additions to real estate	(121,000)	(91,000)	—
Restricted cash	(856,000)	(364,000)	—
Development of real estate	(11,872,000)	—	—
Acquisition deposits	(100,000)	385,000	(385,000)

Net cash used in investing activities	(66,844,000)	(34,348,000)	(385,000)

Cash flows from financing activities:
Proceeds from issuance of common stock	63,792,000	38,621,000	10,516,000
Redeemed shares	(928,000)	(182,000)	—
Proceeds from note payable to related party	—	14,000,000	—
Repayment of note payable to related party	—	(14,000,000)	—
Proceeds from notes payable	34,477,000	12,760,000	—
Repayment of note payable	(433,000)	—	—
Noncontrolling interest contribution	1,069,000	—	—
Offering costs	(8,827,000)	(5,283,000)	(1,389,000)
Deferred financing costs	(1,390,000)	(339,000)	(41,000)
Distributions paid	(2,888,000)	(840,000)	(61,000)
Distributions paid to noncontrolling interest	(15,000)	(15,000)	(6,000)

Net cash provided by financing activities	84,857,000	44,722,000	9,019,000

Net increase in cash and cash equivalents	14,919,000	7,451,000	7,364,000
Cash and cash equivalents — beginning of period	14,900,000	7,449,000	85,000

Cash and cash equivalents — end of period	$29,819,000	$14,900,000	$7,449,000

Supplemental disclosure of cash flow information:
Cash paid for interest	$1,938,000	$941,000	$—
Supplemental disclosure of non-cash financing and investing activities:
Distributions declared not paid	$722,000	$305,000	$61,000
Distributions reinvested	$2,805,000	$879,000	$63,000
Offering costs payable to related parties	$—	$82,000	$2,398,000
Accrued real estate addition	$—	$2,000	$—
Note payable assumed at property acquisition	$26,488,000	$7,500,000	$—
Deferred financing amortization capitalized to real estate development	$233,000	$—	$—
Assets acquired at property acquisition	$—	$71,000	$—
Liabilities assumed at property acquisition	$298,000	$1,594,000	$—
Assets contributed by noncontrolling interest	$1,880,000	$—	$—
Assumed earn-out at acquisition	$1,000,000	$—	$—
Assumed holdback at acquisition	$316,000	$—	$—
Accrued development of real estate	$1,679,000	$—	$—
The accompanying notes are an integral part of these consolidated financial statements.

CORNERSTONE HEALTHCARE PLUS REIT, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2010, 2009 and 2008
1. Organization
Cornerstone Healthcare Plus REIT, Inc. (formerly known as Cornerstone Growth & Income REIT, Inc.), a Maryland corporation, was formed on October 16, 2006 under the General Corporation Law of Maryland for the purpose of engaging in the business of investing in and owning commercial real estate. As used in this report, the “Company”, “we”, “us” and “our” refer to Cornerstone Healthcare Plus REIT, Inc. and its consolidated subsidiaries, except where context otherwise requires. We are newly formed and are subject to the general risks associated with a start-up enterprise, including the risk of business failure. Subject to certain restrictions and limitations, our business is managed by an affiliate, Cornerstone Leveraged Realty Advisors, LLC, a Delaware limited liability company that was formed on October 16, 2006 (the “Advisor”), pursuant to an advisory agreement.
Cornerstone Healthcare Plus Operating Partnership, L.P., a Delaware limited partnership (the “Operating Partnership”) was formed on October 17, 2006. At December 31, 2010, we owned approximately a 99.8% general partner interest in the Operating Partnership while the Advisor owned approximately a 0.2% limited partnership interest. In addition, the Advisor owned approximately a 0.9% limited partnership interest in CGI Healthcare Operating Partnership, L.P., a subsidiary of the Operating Partnership. We anticipate that we will conduct all or a portion of our operations through the Operating Partnership. Our financial statements and the financial statements of the Operating Partnership are consolidated in the accompanying condensed consolidated financial statements. All intercompany accounts and transactions have been eliminated in consolidation.
For federal income tax purposes, we have elected to be taxed as a real estate investment trust, (“REIT”), under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code) beginning with our taxable year ending December 31, 2008. REIT status imposes limitations related to operating assisted-living properties. Generally, to qualify as a REIT, we cannot directly operate assisted-living facilities. However, such facilities may generally be operated by a taxable REIT subsidiary (“TRS”) pursuant to a lease with the REIT. Therefore, we have formed Master HC TRS, LLC (“Master TRS”), a wholly owned subsidiary of CGI Healthcare Operating Partnership, LP, to lease any assisted-living properties we acquire and to operate the assisted-living properties pursuant to contracts with unaffiliated management companies. Master TRS and the REIT have made the applicable election for Master TRS to qualify as a TRS. Under the management contracts, the management companies will have direct control of the daily operations of these assisted-living properties.
2. Public Offering
On June 20, 2008, we commenced an initial public offering of up to 50,000,000 shares of our common stock, consisting of 40,000,000 shares for sale pursuant to a primary offering and 10,000,000 shares for sale pursuant to our distribution reinvestment plan. We stopped making offers under our initial public offering on February 3, 2011 upon raising gross offering proceeds of approximately $116.6 million from the sale of approximately 11.7 million shares, including shares sold under the distribution reinvestment plan. On February 4, 2011, the Securities and Exchange Commission (“SEC”) declared our follow-on offering effective and we commenced a follow-on offering of up to 55,000,000 shares of our common stock, consisting of 44,000,000 shares for sale pursuant to a primary offering and 11,000,000 shares for sale pursuant to our dividend reinvestment plan.
We retained Pacific Cornerstone Capital, Inc. (“PCC”), an affiliate of the Advisor, to serve as our dealer manager for our offerings. PCC is responsible for marketing our shares being offered pursuant to the offerings. We used the net proceeds from our initial public offering to invest primarily in investment real estate in major metropolitan markets in the United States. We intend to use the net proceeds from our follow-on offering to acquire additional real estate investments. As of December 31, 2010, a total of 11.3 million shares of our common stock had been sold under our initial public offering for gross proceeds of approximately $112.9 million. In addition, as of December 31, 2010, approximately 0.4 million shares had been issued related to our distribution reinvestment plan, and approximately 0.1 million shares had been redeemed pursuant to our stock repurchase program.
3. Summary of Significant Accounting Policies
The summary of significant accounting policies presented below is designed to assist in understanding our consolidated financial statements. Such financial statements and accompanying notes are the representations of our management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America, or GAAP, in all material respects, and have been consistently applied in preparing the accompanying consolidated financial statements.

Cash and Cash Equivalents
We consider all short-term, highly liquid investments that are readily convertible to cash with a maturity of three months or less at the time of purchase to be cash equivalents.
Restricted Cash
Restricted cash represents cash held in interest bearing accounts and amounts related to impound reserve accounts for property taxes and insurance as required under the terms of mortgage loan agreements. Based on the intended use of the restricted cash, we have classified changes in restricted cash within the statements of cash flows as operating or investing activities.
Real Estate Purchase Price Allocation
In December 2007, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standard Codification (“ASC”) ASC 805-10, “Business Combinations". In summary, ASC 805-10 requires the acquirer of a business combination to measure at fair value the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, with limited exceptions. In addition, this standard requires acquisition costs to be expensed as incurred. The standard is effective for fiscal years beginning after December 15, 2008, and is to be applied prospectively, with no earlier adoption permitted. We adopted this standard on January 1, 2009 and have expensed acquisition costs accordingly.
We allocate the purchase price of our properties in accordance with ASC 805-10. Upon acquisition of a property, we allocate the purchase price of the property based upon the fair value of the assets acquired, which generally consist of land, buildings, site improvements, tenant improvements, intangible lease assets or liabilities including in-place leases, above market and below market leases, tenant relationships and goodwill. We allocated the purchase price to the fair value of the tangible assets of an acquired property by valuing the property as if it were vacant. We are required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of the asset to determine the appropriate useful lives. Depreciation of our assets is being charged to expense on a straight-line basis over the assigned useful lives. The value of the building and improvements are depreciated over an estimated useful life of 15 to 39 years.
In-place lease values are calculated based on management’s evaluation of the specific characteristics of each tenant’s lease and our overall relationship with the respective tenant.
Acquired above and below market leases are valued based on the present value of the difference between prevailing market rates and the in-place rates over the remaining lease term. The value of acquired above and below market leases is amortized over the remaining non-cancelable terms of the respective leases as an adjustment to rental revenue on our consolidated statements of operations.
We amortize the value of in-place leases and above and below market leases over the initial term of the respective leases. Should a tenant terminate its lease, the unamortized portion of the tenant improvements, intangible lease assets or liabilities and the in-place lease value will be immediately charged to expense.
Goodwill represents the excess of acquisition cost over the fair value of identifiable net assets of the business acquired.
Impairment of Real Estate Assets and Goodwill
Real Estate Assets
In accordance with ASC 360 “Accounting for the Impairment or Disposal of Long-lived Assets”, we assess whether there has been impairment in the value of its investments in real estate whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Our portfolio is evaluated for impairment on a property-by-property basis. Indicators of potential impairment include the following:
•	Change in strategy resulting in a decreased holding period;

•	Decreased occupancy levels;

•	Deterioration of the rental market as evidenced by rent decreases over numerous quarters;

•	Properties adjacent to or located in the same submarket as those with recent impairment issues;

•	Significant decrease in market price; and/or

•	Tenant financial problems.
During 2010 and 2009, we did not record any impairment charges related to our investments in real estate. The assessment as to whether our investments in real estate are impaired is highly subjective. The calculations, which are primarily based on discounted cash flow analyses, involve management’s best estimate of the holding period, market comparables, future occupancy levels, rental rates, capitalization rates, lease-up periods and capital requirements for each property. A change in any one or more of these factors could materially impact whether a property is impaired as of any given valuation date.
Goodwill
Goodwill and intangibles with infinite lives must be tested for impairment annually or more frequently if events or changes in circumstances indicate that the related asset might be impaired. Management uses all available information to make these fair value determinations, including the present values of expected future cash flows using discount rates commensurate with the risks involved in the assets. Impairment testing entails estimating future net cash flows relating to the asset, based on management’s estimate of market conditions including market capitalization rate, future rental revenue, future operating expenses and future occupancy percentages. Determining the fair value of goodwill involves management judgment and is ultimately based on management’s assessment of the value of the assets and, to the extent available, third party assessments. We perform our annual impairment test as of December 31 of each year. We completed the required annual impairment test and none of our reporting units are at risk and no impairment was recognized based on the results of the annual goodwill impairment test. Refer to Note 12 for the roll forward of goodwill for the years ended December 31, 2010 and 2009.
Income Taxes
For federal income tax purposes, we have elected to be taxed as a REIT, under Sections 856 through 860 of the Code beginning with our taxable year ended December 31, 2008, which imposes limitations related to operating assisted-living properties.
Each TRS is a tax paying component for purposes of classifying deferred tax assets and liabilities. We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. In making such determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. In the event we were to determine that we would not be able to realize our deferred income tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance which would reduce the provision for income taxes.
Uncertain Tax Positions
In accordance with the requirements of ASC 740-10, “Income Taxes”, favorable tax positions are included in the calculation of tax liabilities if it is more likely than not that the Company’s adopted tax position will prevail if challenged by tax authorities. As a result of our REIT status, we are able to claim a dividends-paid deduction on our tax return to deduct the full amount of common dividends paid to stockholders when computing our annual taxable income. A REIT is subject to a 100% tax on the net income from prohibited transactions. A “prohibited transaction” is the sale or other disposition of property held primarily for sale to customers in the ordinary course of a trade or business. There is a safe harbor which, if met, expressly prevents the IRS from asserting the prohibited transaction test. As we have not had any sales of properties to date, the prohibited transaction tax is not applicable. We have no income tax expense, deferred tax assets or deferred tax liabilities associated with any such uncertain tax positions for the operations of any entity included in the consolidated results of operations.
Tenant and Other Receivables
Tenant and other receivables are comprised of rental and reimbursement billings due from tenants. Tenant receivables are recorded at the original amount earned, less an allowance for any doubtful accounts. Management assesses the realizability of tenant receivables on an ongoing tenant by tenant basis and provides for allowances as such balances, or portions thereof, become uncollectible. For the year ended December 31, 2010 and December 31, 2009 provisions for bad debts amounted to approximately $35,000 and $11,000 respectively, which is included in property operating and maintenance expenses in the accompanying consolidated statements of operations.

Deferred Costs and Other Assets
Deferred costs and other assets consist primarily of prepaid expenses, real estate deposits, utility deposits and deferred acquisition fees for an acquisition completed in January 2011.
Deferred Financing Costs
Costs incurred in connection with debt financing are recorded as deferred financing costs. Deferred financing costs are amortized using the straight-line basis which approximates the effective interest rate method, over the contractual terms of the respective financings.
Consolidation Considerations for Our Investments in Joint Ventures
ASC 810-10, “Consolidation”, which addresses how a business enterprise should evaluate whether it has a controlling interest in an entity through means other than voting rights and accordingly should consolidate the entity. We analyze our joint ventures in accordance with this accounting standard to determine whether they are variable interest entities and, if so, whether we are the primary beneficiary. Our judgment with respect to our level of influence or control over an entity and whether we are the primary beneficiary of a variable interest entity involves consideration of various factors including the form of our ownership interest, our voting interest, the size of our investment (including loans) and our ability to participate in major policy-making decisions. Our ability to correctly assess our influence or control over an entity affects the presentation of these investments in our condensed consolidated financial statements. Please refer to Note 10 Investments in Joint Venture.
Revenue Recognition
Revenue is recorded in accordance with ASC 840-10, “Leases”, and SEC Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements, as amended” (“SAB 104”). Revenue is recognized when four basic criteria are met: persuasive evidence of an arrangement, the rendering of service, fixed and determinable income and reasonably assured collectability. Leases with fixed annual rental escalators are generally recognized on a straight-line basis over the initial lease period, subject to a collectability assessment. Rental income related to leases with contingent rental escalators is generally recorded based on the contractual cash rental payments due for the period. Because our leases may provide for free rent, lease incentives, or other rental increases at specified intervals, we straight-line the recognition of revenue, which results in the recording of a receivable for rent not yet due under the lease terms. Our revenues are comprised largely of rental income and other income collected from tenants.
Future Minimum Lease Payments
All resident leases in our senior operations living segment are on a month to month basis and are excluded from the following schedule. Future minimum lease payments to be received from leases under the triple-net leased segment and medical office building segments as of December 31, 2010 are as follows:

Years ending December 31,
2011	$1,532,000
2012	$1,571,000
2013	$1,610,000
2014	$1,650,000
2015	$1,691,000
2016 and thereafter	$28,640,000
Organizational and Offering Costs
The Advisor funds organization and offering costs on our behalf. We are required to reimburse the Advisor for such organization and offering costs up to 3.5% of the cumulative capital raised in the Primary Offering. Organization and offering costs include items such as legal and accounting fees, marketing, due diligence, promotional and printing costs and amounts to reimburse our Advisor for all costs and expenses such as salaries and direct expenses of employees of the Advisor and its affiliates in connection with registering and marketing our shares. All offering costs are recorded as an offset to additional paid-in capital, and all organization costs are recorded as an expense at the time we become liable for the payment of these amounts. At times during our offering stage, the amount of organization and offering expenses that we incur, or that the Advisor and its affiliates incur on our behalf, may exceed 3.5% of the gross offering proceeds then raised, but the Advisor has agreed to reimburse us to the extent that our organization and offering expenses exceed 3.5% of aggregate gross offering proceeds at the conclusion of the offering. In addition, the Advisor will also pay any organization and offering expenses to the extent that such expenses, plus sales commissions and the dealer manager fee (but not the acquisition fees or expenses) are in excess of 13.5% of gross offering proceeds.
Noncontrolling Interest in Consolidated Subsidiaries
Noncontrolling interests relate to the interests in the consolidated entities that are not wholly-owned by us.
ASC 810-10-65, Consolidation, clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. ASC 810-10-65 also requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest and requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest.
We periodically evaluate individual noncontrolling interests for the ability to continue to recognize the noncontrolling interest as permanent equity in the consolidated balance sheets. Any noncontrolling interest that fails to qualify as permanent equity will be reclassified as temporary equity and adjusted to the greater of (a) the carrying amount, or (b) its redemption value as of the end of the period in which the determination is made.
Fair Value of Financial Instruments
FASB ASC 825-10, “Financial Instruments”, requires the disclosure of fair value information about financial instruments whether or not recognized on the face of the balance sheet, for which it is practical to estimate that value.
We generally determine or calculate the fair value of financial instruments using quoted market prices in active markets when such information is available or using appropriate present value or other valuation techniques, such as discounted cash flow analyses, incorporating available market discount rate information for similar types of instruments and our estimates for non-performance and liquidity risk. These techniques are significantly affected by the assumptions used, including the discount rate, credit spreads, and estimates of future cash flow.
Our balance sheets include the following financial instruments: cash and cash equivalents, tenant and other receivables, restricted cash, deferred costs and other assets, prepaid rent and security deposits, accounts payable and accrued liabilities, distributions payable. We consider the carrying values of our financial instruments to approximate fair value because of the short period of time between origination of the instruments and their expected payment.
The fair value of notes payable is estimated using lending rates available to us for financial instruments with similar terms and maturities. As of December 31, 2010 and December 31, 2009, the fair value of notes payable was approximately $81.7 million and $20.3 million, compared to the carrying value of approximately $80.8 million and $20.3 million, respectively.
Basic and Diluted Net Loss per Common Share Attributable to Common Stockholders
Basic and diluted net loss per common share attributable to common stockholders per share is computed by dividing net loss attributable to common stockholder by the weighted-average number of common shares outstanding for the period. For the years ended December 31, 2010, 2009 and 2008, there were no potential dilutive common shares.
Basic and diluted net loss per share is calculated as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2010	2009	2008
Net loss attributable to common stockholders	$(6,319,000)	$(4,164,000)	$(1,106,000)
Net loss per common share attributable to common stockholders — basic and diluted	$(0.89)	$(2.08)	$(12.90)
Weighted average number of shares outstanding — basic and diluted	7,090,146	1,999,747	85,743

Use of Estimates
The preparation of our consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could materially differ from those estimates.
Reclassification
Certain reclassifications have been made to the consolidated statement of operations for the year ended December 31, 2009 to be consistent with the 2010 presentation. Specifically, $106,000 of asset management expense reimbursed to the Advisor for the year ended December 31, 2009 has been reclassified from general and administrative expenses to asset management fees and expense. For the year ended December 31, 2008, no such expenses had been incurred or reimbursed to our Advisor. Management believes this change in presentation provides a comprehensive view of all expenses related to asset management.
Recently Issued Accounting Pronouncements
In December 2010, the FASB issued ASU 2010-29, “Business Combinations” (Topic 805), or ASU 2010-29. ASU 2010-29 amends ASC Topic 805 to require the disclosure of pro forma revenue and earnings for all business combinations that occurred during the current year to be presented as of the beginning of the comparable prior annual reporting period. The amendments in ASU 2010-29 also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU 2010-29 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. We adopted ASU 2010-29 upon issuance in December 2010 and have provided such pro forma revenue and earnings disclosures in Note 16, Business Combinations. The adoption of ASU 2010-29 did not have a material impact on our consolidated financial statements.
In February 2010, the FASB issued ASU 2010-09, “Subsequent Events: Amendments to Certain Recognition and Disclosure Requirements (amendments to ASC Topic 855, Subsequent Events”). ASU 2010-09 clarifies that subsequent events should be evaluated through the date the financial statements are issued. In addition, this update no longer requires a filer to disclose the date through which subsequent events have been evaluated. This guidance is effective upon issuance. We adopted this guidance during the quarter ended March 31, 2010 and it did not have a material impact on our condensed consolidated financial statements and disclosures.
In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures — Improving Disclosures about Fair Value Measurements (amendments to ASC Topic 820, Fair Value Measurements and Disclosures”). ASU 2010-06 amends the disclosure requirements related to recurring and nonrecurring measurements. The guidance requires new disclosures regarding the transfer of assets and liabilities between Level 1 (quoted prices in active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons and the timing of the transfers. Additionally, the guidance requires a roll forward of activities on purchases, sales, issuance, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). The guidance is effective for interim and annual periods beginning after December 15, 2009. We adopted this guidance on January 1, 2010 and it did not have a material impact on our condensed consolidated financial statements and disclosures.

4. Investments in Real Estate
The following table provides summary information regarding our property portfolio as of December 31, 2010.

							December 31,
		Date	Gross Square		Purchase		2010
Property	Location	Purchased	Feet		Price	Debt	% Occupancy
Caruth Haven Court	Highland Park, TX	01/22/09	74,647		$20,500,000	$9,904,000	93.4%
The Oaks Bradenton	Bradenton, FL	05/01/09	18,172		$4,500,000	$2,738,000	100.0%
GreenTree at Westwood (1)	Columbus, IN	12/30/09	50,249		$5,150,000	$—	84.5%
Mesa Vista Inn Health Center	San Antonio, TX	12/31/09	55,525		$13,000,000	$7,336,000	100.0. %
Rome LTACH Project	Rome, GA	01/12/10	53,000	(2)	$—	$8,588,000	—
Oakleaf Village Portfolio						$17,849,000
Oakleaf Village at — Lexington	Lexington, SC	04/30/10	67,000		$14,512,000	$—	90.0%
Oakleaf Village at — Greenville	Greer, SC	04/30/10	65,000		$12,488,000	$—	65.6%
Global Rehab Inpatient Rehab Facility	Dallas, TX	08/19/10	40,000		$14,800,000	$7,530,000	100.0%
Terrace at Mountain Creek (3)	Chattanooga, TN	09/03/10	109,643		$8,500,000	$5,700,000	95.2%
Littleton Specialty Rehabilitation Facility	Littleton, CO	12/16/10	26,808	(2)	—	$1,000	—
Carriage Court of Hilliard	Hilliard, OH	12/22/10	69,184		$17,500,000	$13,586,000	100.0%
Hedgcoxe Health Plaza	Plano, TX	12/22/10	32,109		$9,094,000	$5,060,000	94.9%
River’s Edge of Yardley	Yardley, PA	12/22/10	26,146		$4,500,000	$2,500,000	94.4%

(1)	The earn-out agreement associated with this acquisition was estimated to have a fair value of $0.4 million and $0.4 million as of December 31, 2009 and 2010, respectively.

(2)	Represents estimated gross square footage upon completion of development.

(3)	The earn-out agreement associated with this acquisition was estimated to have a fair value of $1.0 million as of December 31, 2010.
As of December 31, 2010, cost and accumulated depreciation and amortization related to real estate assets and related lease intangibles were as follows:

				Development
				costs and
		Buildings and	Furniture, fixtures	construction in	Intangible lease
	Land	improvements	and equipment	progress	assets
Cost	$18,949,000	$89,719,000	$2,780,000	$13,669,000	$9,187,000
Accumulated depreciation and amortization	—	(1,786,000)	(370,000)	—	(3,280,000)

Net	$18,949,000	$87,933,000	$2,410,000	$13,669,000	$5,907,000

As of December 31, 2009, accumulated depreciation and amortization related to investments in real estate and related lease intangibles were as follows:

				Development
				costs and
		Buildings and	Furniture, fixtures	construction in	Intangible lease
	Land	improvements	and equipment	progress	assets
Cost	$7,370,000	$31,045,000	$1,076,000	$—	$2,764,000
Accumulated depreciation and amortization	—	(405,000)	(67,000)	—	(895,000)

Net	$7,370,000	$30,640,000	$1,009,000	$—	$1,869,000

Depreciation expense associated with buildings and improvements, site improvements and furniture, fixtures and equipment for the years ended December 31, 2010 and 2009 was approximately $1.7 million and $0.5 million, respectively. We incurred no depreciation and amortization expenses during the year ended December 31, 2008.
Amortization associated with the intangible assets for the year ended December 31, 2010, 2009 and 2008 were $2.4 million, $0.9 million, and $0, respectively.
Anticipated amortization for each of the five following years ended December 31 is as follows:

Intangible assets
2011	$2,606,000
2012	693,000
2013	325,000
2014	265,000
2015	265,000
2016 and thereafter	1,753,000

$5,907,000
The estimated useful lives for intangible assets range from approximately one to 14 years. As of December 31, 2010, the weighted-average amortization period for intangible assets was 7.3 years.
5. Allowance for Doubtful Accounts
As of December 31, 2010, 2009 and 2008, we had recorded $35,000, $0 and $0 allowance for doubtful accounts, respectively.
6. Concentration of Credit Risks
Financial instruments that potentially subject the Company to a concentration of credit risk are primarily cash investments; cash is generally invested in investment-grade short-term instruments. On July 21, 2010, President Obama signed into law the financial regulatory reform act entitled the “Dodd-Frank Wall Street Reform and Consumer Protection Act” that implements far-reaching changes to the regulation of the financial services industry, including provisions that made permanent the $250,000 limit for federal deposit insurance and increase the cash limit of Securities Investor Protection Corporation protection from $100,000 to $250,000, and provide unlimited federal deposit insurance until January 1, 2013, for non-interest bearing demand transaction accounts at all insured depository institutions. As of December 31, 2010 we had cash accounts in excess of Federal Deposit Insurance Corporation insured limits. We believe this risk is not significant.
Concentrations of credit risks arise when a number of operators, tenants or obligors related to our investments are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations, including those to the Company, to be similarly affected by changes in economic conditions. We regularly monitor various segments of our portfolio to assess potential concentrations of risks. Management believes the current portfolio is reasonably diversified across healthcare related real estate and does not contain any other significant concentration of credit risks, except as disclosed herein.

Our senior living operation segment accounted for approximately 85.3%, 100% and 0% of total revenues for the years ended December 31, 2010, 2009 and 2008, respectively. The following table provides information about our senior living operation segment concentration for the year ended December 31, 2010:

	Percentage of	Percentage of
Operators	Segment Revenues	Total Revenues
12 Oaks Senior Living	43.5%	37.1%
Royal Senior Care	29.3%	25.0%
Provision Living	12.2%	10.4%
Legend Senior Living	10.8%	9.2%
Good Neighbor Care	3.6%	3.1%
Woodbine Senior Living	0.6%	0.5%

	100.0%	85.3%
Our triple-net leased segment accounted for approximately 14.6%, 0% and 0% of total revenues for the years ended December 31, 2010, 2009 and 2008, respectively. The following table provides information about our triple-net leased segment for the year ended December 31, 2010:

	Percentage of	Percentage of
Tenant	Segment Revenues	Total Revenues
Babcock PM Management	75.8%	11.1%
Global Rehab Hospitals	24.2%	3.5%

	100.0%	14.6%
Our medical office building segment accounted for approximately 0.1%, 0% and 0% of total revenues for the years ended December 31, 2010, 2009 and 2008, respectively.
As of December 31, 2010, we owned 13 properties and they are geographically located in nine states. The following table provides information about our geographic risks by operating segment for the year ended December 31, 2010:

	Percentage of	Percentage of
State	Segment Revenues	Total Revenues
Senior living operations
Texas	43.5%	37.1%
South Carolina	29.3%	25.0%
Indiana	12.2%	10.4%
Florida	10.8%	9.2%
Tennessee	2.8%	2.4%
Ohio	0.8%	0.7%
Pennsylvania	0.6%	0.5%
Triple net leased properties

Texas	100.0%	85.3%
Georgia (1)	—%	—%
Colorado (1)	—%	—%

Medical office building
Texas	100.0%	0.1%

(1)	Under construction as of December 31, 2010
7. Income Taxes
For federal income tax purposes, we have elected to be taxed as a REIT, under Sections 856 through 860 of the Code beginning with our taxable year ended December 31, 2008, which imposes limitations related to operating assisted-living properties. As of December 31, 2010, we had acquired eight assisted-living facilities and formed seven wholly owned taxable REIT subsidiaries, or TRSs, which includes a Master TRS that consolidates our wholly owned TRSs. The properties will be operated pursuant to leases with our TRSs. Our TRSs have engaged unaffiliated management companies to operate the assisted-living facilities. Under the management contracts, the managers have direct control of the daily operations of the properties.

Each TRS is a tax paying component for purposes of classifying deferred tax assets and liabilities. We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. In making such determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. In the event we were to determine that we would not be able to realize our deferred income tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance which would reduce the provision for income taxes.
Our Master TRS was formed in 2009 and recorded a net taxable loss of $94,000 for the year ended December 31, 2009. At that time, we could not predict with certainty that it was more likely than not that the benefit from such net operating loss would be realized. Accordingly, we provided a valuation allowance in the full amount of the deferred tax asset associated with such loss. In the event we were to determine that we would be able to realize our deferred income tax assets in the future in excess of the net recorded amount, we would make an adjustment to the valuation allowance which would reduce the provision for income taxes. For the year ended December 31, 2010, our TRS reported net taxable income of approximately $0.5 million. Based on a projected net taxable income for the year, the TRS expensed approximately $0.2 million of Federal and State income taxes in 2010.
8. Payable to Related Parties
Payable to related parties at December 31, 2010 and December 31, 2009 was $65,000 and $1.7 million, respectively, which consists of offering costs, acquisition fees, expense reimbursement payable, sales commissions and dealer manager fees to our Advisor and PCC.
9. Equity
Common Stock
Our articles of incorporation authorize 580,000,000 shares of common stock with a par value of $0.01 and 20,000,000 shares of preferred stock with a par value of $0.01. As of December 31, 2010, we had cumulatively issued approximately 11.3 million shares of common stock for a total of approximately $112.9 million of gross proceeds. As of December 31, 2009, we had cumulatively issued approximately 4.9 million shares of common stock for a total of approximately $49.1 million of gross proceeds. This excludes shares issued under the distribution reinvestment plan.
Distribution Reinvestment Plan
We have adopted a distribution reinvestment plan that allows our stockholders to have dividends and other distributions otherwise distributable to them invested in additional shares of our common stock. We have registered 10,000,000 shares of our common stock for sale pursuant to the distribution reinvestment plan. The purchase price per share is 95% of the price paid by the purchaser for our common stock, but not less than $9.50 per share. As of December 31, 2010 and 2009, we have issued approximately 394,000 and 99,000 shares, respectively, under the distribution reinvestment plan. We may amend or terminate the distribution reinvestment plan for any reason at any time upon 10 days prior written notice to participants.
Stock Repurchase Program
We have adopted a share redemption program for investors who have held their shares for at least one year, unless the shares are being redeemed in connection with a stockholder’s death. Under our current stock repurchase program, the repurchase price will vary depending on the purchase price paid by the stockholder and the number of years the shares were held. Our board of directors may amend, suspend or terminate the program at anytime upon thirty (30) days prior notice to our stockholders.

During the year ended December 31, 2010 and 2009, we redeemed shares pursuant to our stock repurchase program as follows (in thousands, except per-share amounts):

			Approximate Dollar
	Total		Value of Shares
	Number of Shares		Available That
	Redeemed	Average Price	May Yet Be Redeemed
Period	(1)	Paid per Share	Under the Program (1)
January 2010	7,425	$9.55	$808,000
February 2010	2,784	$9.93	$780,000
March 2010	—	$—	$780,000
April 2010	—	$—	$780,000
May 2010	10,000	$9.00	$690,000
June 2010	3,500	$8.99	$659,000
July 2010	58,504	$9.99	$74,000
August 2010	4,196	$9.74	$33,000
September 2010	8,678	$9.56	$—
October 2010	—	$—	$—
November 2010		$	$—
December 2010	—	$—	$—

	95,087

			Approximate Dollar
	Total		Value of Shares
	Number of Shares		Available That May Yet Be
	Redeemed	Average Price	Redeemed
Period	(1)	Paid per Share	Under the Program (1)
January 2009	—	$—	$63,000
February 2009	—	$—	$63,000
March 2009	—	$—	$63,000
April 2009	—	$—	$63,000
May 2009	—	$—	$63,000
June 2009	17,245	$9.99	$—
July 2009	—	$—	$—
August 2009	—	$—	$—
September 2009	—	$—	$—
October 2009	—	$—	$—
November 2009	1,000	$9.95	$—
December 2009	—	$—	$—

	18,245

(1)	As long as our common stock is not listed on a national securities exchange or traded on an over-the-counter market, our stockholders who have held their stock for at least one year may be able to have all or any portion of their shares redeemed in accordance with the procedures outlined in the prospectus relating to the shares they purchased. Under our current stock repurchase program, the repurchase price will vary depending on the purchase price paid by the stockholder and the number of years these shares were held. During this offering and each of the first seven years following the closing of this offering, (i) we will have no obligation to redeem shares if the redemption would cause total redemptions to exceed the proceeds from our distribution reinvestment program in the prior year, and (ii) we may not, except to repurchase the shares of a deceased shareholder, redeem more than 5% of the number of shares outstanding at the end of the prior calendar year. With respect to redemptions requested within two years of the death of a stockholder, we may, but will not be obligated to, redeem shares even if such redemption causes the number of shares redeemed to exceed 5% of the number of shares outstanding at the end of the prior calendar year. Beginning seven years after termination of this primary offering, unless we have commenced another liquidity event, such as an orderly liquidation or listing of our shares on a national securities exchange, we will modify our stock repurchase program to permit us to redeem up to 10% of the number of shares outstanding at the end of the prior year, using proceeds from any source, including the sale of assets.
Our board of directors may modify our stock repurchase program so that we can redeem stock using the proceeds from the sale of our real estate investments or other sources.
Employee and Director Incentive Stock Plan
We have adopted an Employee and Director Incentive Stock Plan (“the Plan”) which provides for the grant of awards to our directors and full-time employees, as well as other eligible participants that provide services to us. We have no employees, and we do not intend to grant awards under the Plan to persons who are not directors of ours. Awards granted under the Plan may consist of nonqualified stock options, incentive stock options, restricted stock, share appreciation rights, and dividend equivalent rights. The term of the Plan is 10 years. The total number of shares of common stock reserved for issuance under the Plan is equal to 10% of our outstanding shares of stock at any time. As of December 31, 2010 and 2009 we have not granted any awards under the Plan.

Distributions
The following table shows the distributions declared on daily record dates for each day during the period from January 1, 2009 through December 31, 2010, aggregated by quarter as follows:

	Distribution Declared (1)
Period	Cash	Reinvested	Total
First quarter 2009	$116,000	$122,000	$238,000
Second quarter 2009	170,000	190,000	360,000
Third quarter 2009	266,000	284,000	550,000
Fourth quarter 2009	414,000	401,000	815,000

2009 Totals	$966,000	$997,000	$1,963,000

First quarter 2010	$525,000	$506,000	$1,031,000
Second quarter 2010	696,000	665,000	1,361,000
Third quarter 2010	857,000	834,000	1,691,000
Fourth quarter 2010	1,017,000	1,011,000	2,028,000

2010 Totals	$3,095,000	$3,016,000	$6,111,000

(1)	Distributions declared represented a return of capital for tax purposes. In order to meet the requirements for being treated as a REIT under the Internal Revenue Code, we must pay distributions to our shareholders each taxable year equal to at least 90% of our net ordinary taxable income. Some of our distributions have been paid from sources other than operating cash flow, such as offering proceeds. Until proceeds from our offering are fully invested and generating operating cash flow sufficient to fully cover distributions to stockholders, we intend to pay all or a portion of our distributions from the proceeds of our offering or from borrowings in anticipation of future cash flow.
The declaration of distributions is at the discretion of our board of directors and our board will determine the amount of distributions on a regular basis. The amount of distributions will depend on our funds from operations, financial condition, capital requirements, annual distribution requirements under the REIT provisions of the Internal Revenue Code and other factors our board of directors deems relevant. We may amend or terminate the distribution reinvestment plan for any reason at any time upon 10 days prior written notice to participants.
Tax Treatment of Distributions
The income tax treatment for the distributions per share to common stockholders reportable for the years ended December 31, 2010, 2009, and 2008 as follows:

Per Common Shares	2010		2009		2008(1)
Return of capital	$0.75	100.00%	$0.75	100.00%	$0.29	100%

(1)	Dividend per common share for 2008 is calculated based on 139 days outstanding during the year.
10. Investments in Joint Venture
On April 30, 2010, we invested approximately $21.6 million to acquire 80% equity interests in Royal Cornerstone South Carolina Portfolio, LLC (“Portfolio LLC”) and Royal Cornerstone South Carolina Tenant Portfolio, LLC (“Tenant LLC”) (collectively, we refer to the Portfolio LLC and the Tenant LLC as the “Oakleaf Joint Venture”). The Oakleaf Joint Venture was designed to own and operate two assisted living properties located in Lexington and Greenville, South Carolina. As of December 31, 2010, total assets were approximately $27.1 million, which includes approximately $25.8 million of real estate assets and total liabilities were approximately $18.1 million, which includes an approximately $17.9 million of secured mortgage debt. See Note 13 for further details regarding the mortgage debt. We may be required to fund additional capital contributions, including funding of any capital expenditures deemed necessary to continue to operate the entity, and any operating cash shortfalls that the entity may experience.

On December 16, 2010, we funded an investment in a joint venture with affiliates of The Cirrus Group, an unaffiliated entity, to develop a $7.3 million specialty rehabilitation facility in Littleton, CO. We agreed to contribute approximately $1.6 million of capital to acquire a 90% limited partnership interest in Littleton Med Partners, LP. Three affiliates of The Cirrus Group contributed an aggregate of approximately $0.2 million to acquire an aggregate 9.5% limited partnership interest in the Littleton Med Partners, LP. A fourth affiliate of the Cirrus Group acts as the general partner and holds the remaining 0.5% interest in the Littleton Med Partners, LP. The Company’s equity investment in the joint venture was funded from proceeds from its ongoing initial public offering. As of December 31, 2010 and 2009, we owned a 90.0% and 0%, respectively of limited partnership interest in Littleton Med Partners, LP.
On January 12, 2010, we funded an investment in a joint venture with affiliates of The Cirrus Group, an unaffiliated entity, to develop a $16.3 million free-standing medical facility on the campus of the Floyd Medical Center in Rome, Georgia. We contributed approximately $2.7 million of capital to acquire a 75.0% limited partnership interest in Rome LTH Partners, LP. Cornerstone Private Equity Fund Operating Partnership, LP, an affiliate of our sponsor, contributed approximately $0.5 million of capital to acquire a 15.0% limited partnership interest in Rome LTH Partners, LP. Three affiliates of The Cirrus Group contributed an aggregate of approximately $0.3 million to acquire an aggregate 9.5% limited partnership interest in the Rome LTH Partners, LP. A fourth affiliate of the Cirrus Group acts as the general partner and holds the remaining 0.5% interest in the Rome LTH Partners LP. The Company’s equity investment in the joint venture was funded from proceeds from its ongoing initial public offering. As of December 31, 2010 and 2009, we owned a 75.0% and 0%, respectively of limited partnership interest in Rome LTH Partners, LP.
Under the terms of The Cirrus Group joint ventures, we may be obligated to monetize a portion of our partners’ interest in the appreciation of value in the joint venture properties. These obligations may be exercised by our partners at their sole discretion between years two and four of the joint ventures. If not exercised during this period, the obligations to our partners, with regard to the value associated with this interest, will be satisfied upon ultimate sale of the underlying properties. The amount that would be paid upon monetization is subject to change based on a number of factors, including the value of the properties, net income earned by the properties and payment of preferred returns on equities. At December 31, 2010, both properties were under development and we have determined that sufficient uncertainty exists with respect to exercise of the monetization feature. As of December 31, 2010, we believe that the probability of payments under these obligations is reasonably possible, accordingly, we have not recognized these obligations in our December 31, 2010 consolidate financial statements. As of the date of this report, the amount of contingent liability with respect to the monetization feature is estimated to be approximately $1.6 million.
11. Related Party Transactions
Our company has no employees. Our Advisor is primarily responsible for managing our business affairs and carrying out the directives of our board of directors. We have an Advisory agreement with the Advisor and a dealer manager agreement with PCC which entitle the Advisor and PCC to specified fees upon the provision of certain services with regard to the offering and investment of funds in real estate projects, among other services, as well as reimbursement for organizational and offering costs incurred by the Advisor and PCC on our behalf and reimbursement of certain costs and expenses incurred by the Advisor in providing services to us.
Advisory Agreement
Under the terms of the Advisory agreement, our Advisor will use commercially reasonable efforts to present to us investment opportunities to provide a continuing and suitable investment program consistent with the investment policies and objectives adopted by our board of directors. The Advisory agreement calls for our Advisor to provide for our day-to-day management and to retain property managers and leasing agents, subject to the authority of our board of directors, and to perform other duties.
The fees and expense reimbursements payable to our Advisor under the Advisory agreement are described below.
Organizational and Offering Costs. Costs of the offering have been paid by the Advisor on our behalf and will be reimbursed to the Advisor from the proceeds of the offering. Organizational and offering costs consist of all expenses (other than sales commissions and the dealer manager fee) to be paid by us in connection with the offering, including our legal, accounting, printing, mailing and filing fees, charges of our escrow holder and other accountable offering expenses, including, but not limited to, (i) amounts to reimburse our Advisor for all marketing related costs and expenses such as salaries and direct expenses of employees of our Advisor and its affiliates in connection with registering and marketing our shares (ii) technology costs associated with the offering of our shares; (iii) our costs of conducting training and education meetings; (iv) our costs of attending retail seminars conducted by participating broker-dealers; and (v) payment or reimbursement of bona fide due diligence expenses. In no event will we have any obligation to reimburse the Advisor for organizational and offering costs totaling in excess of 3.5% of the gross proceeds from the primary offering. As of December 31, 2010, the advisor and its affiliates had incurred on our behalf organizational and offering costs totaling approximately $4.6 million, including approximately $0.1 million of organizational costs that have been expensed and approximately $4.5 million of offering costs which reduce net proceeds of our offerings. Of this amount $3.9 million reduced the net proceeds of our initial public offering and $0.6 million reduced the net proceeds of our follow-on offering. As of December 31, 2009, the advisor and its affiliates had incurred on our behalf organizational and offering costs totaling approximately $3.3 million, including approximately $0.1 million of organizational costs that have been expensed and approximately $3.2 million of offering costs which reduced net proceeds of our initial public offering.
Acquisition Fees and Expenses. The Advisory Agreement requires us to pay the Advisor acquisition fees in an amount equal to 2% of the investments acquired, including any debt attributable to such investments. A portion of the acquisition fees will be paid upon receipt of the offering proceeds after reaching the minimum offering amount, and the balance will be paid at the time we acquire a property. However, if the Advisory Agreement is terminated or not renewed, the Advisor must return acquisition fees not yet allocated to one of our investments. In addition, we are required to reimburse the Advisor for direct costs the Advisor incurs and amounts the Advisor pays to third parties in connection with the selection and acquisition of a property, whether or not ultimately acquired. For the years ended December 31, 2010, 2009 and 2008, the Advisor earned approximately $2.3 million, $1.1 million and $0.2 million in acquisition fees, respectively.
Management Fees. The Advisory agreement requires us to pay the Advisor a monthly asset management fee of one-twelfth of 1.0% of the sum of the aggregate basis book carrying values of our assets invested, directly or indirectly, in equity interests in and loans secured by real estate before reserves for depreciation or bad debts or other similar non-cash reserves, calculated in accordance with GAAP. In addition, we will reimburse the Advisor for the direct costs and expenses incurred by the Advisor in providing asset management services to us, including personnel and related employment costs related to providing asset management services on our behalf and amounts paid by our Advisor to Servant Investments, LLC and Servant Healthcare Investments, LLC for portfolio management services provided on our behalf. These fees and expenses are in addition to management fees that we expect to pay to third party property managers. For the years ended 2010 and 2009, the Advisor earned approximately $0.7 million and $0.2 million of asset management fees, respectively, which were expensed. In addition, we reimbursed our Advisor for approximately $0.4 million and $0.1 million of direct and indirect costs incurred by our Advisor in providing asset management services for the years ended December 31, 2010 and 2009. No such costs were incurred in 2008.
Operating Expenses. The Advisory agreement provides for reimbursement of our Advisor’s direct and indirect costs of providing administrative and management services to us. For years ended December 31, 2010, 2009 and 2008, $1.2 million, $0.5 million, and $0.4 million of such costs were incurred, respectively. Four fiscal quarters after the acquisition of our first real estate asset, and every fiscal quarter thereafter, our advisor must reimburse us the amount by which our total operating expenses (as defined) for the prior 12 months exceed the greater of 2% of our average invested assets or 25% of our net income unless our independent directors committee determines that such excess expenses were justified based on unusual and non-recurring factors.
Disposition Fee. The Advisory agreement provides that if the Advisor or its affiliate provides a substantial amount of the services (as determined by a majority of our directors, including a majority of our independent directors) in connection with the sale of one or more properties, we will pay the Advisor or such affiliate shall receive at closing a disposition fee up to 3% of the sales price of such property or properties. This disposition fee may be paid in addition to real estate commissions paid to non-affiliates, provided that the total real estate commissions (including such disposition fee) paid to all persons by us for each property shall not exceed an amount equal to the lesser of (i) 6% of the aggregate contract sales price of each property or (ii) the competitive real estate commission for each property. We will pay the disposition fees for a property at the time the property is sold. No such costs were incurred in 2010, 2009 and 2008.
Subordinated Participation Provisions. The Advisor is entitled to receive a subordinated participation upon the sale of our properties, listing of our common stock or termination of the Advisor, as follows:
•	After we pay stockholders cumulative distributions equal to their invested capital plus a 6% cumulative, non-compounded return, the Advisor will be paid a subordinated participation in net sale proceeds ranging from a low of 5% of net sales provided investors have earned annualized return of 6% to a high of 15% of net sales proceeds if investors have earned annualized returns of 10% or more.

•	Upon termination of the advisory agreement, the Advisor will receive the subordinated performance fee due upon termination. This fee ranges from a low of 5% of the amount by which the sum of the appraised value of our assets minus our liabilities on the date the advisory agreement is terminated plus total distributions (other than stock distributions) paid prior to termination of the advisory agreement exceeds the amount of invested capital plus annualized returns of 6%, to a high of 15% of the amount by which the sum of the appraised value of our assets minus its liabilities plus all prior distributions (other than stock distributions) exceeds the amount of invested capital plus annualized returns of 10% or more.

•	In the event we list our stock for trading, the Advisor will receive a subordinated incentive listing fee instead of a subordinated participation in net sales proceeds. This fee ranges from a low of 5% of the amount by which the market value of our common stock plus all prior distributions (other than stock distributions) exceeds the amount of invested capital plus annualized returns of 6%, to a high of 15% of the amount by which the sum of the market value of our stock plus all prior distributions (other than stock distributions) exceeds the amount of invested capital plus annualized returns of 10% or more.
No such costs were incurred in 2010, 2009 and 2008.
Dealer Manager Agreement
PCC, as Dealer Manager, is entitled to receive a sales commission of up to 7% of gross proceeds from sales in the Primary Offering. PCC, as Dealer Manager, is also entitled to receive a dealer manager fee equal to up to 3% of gross proceeds from sales in the Primary Offering. The Dealer Manager is also entitled to receive a reimbursement of bona fide due diligence expenses up to 0.5% of the gross proceeds from sales in the Primary Offering. The Advisory agreement requires the Advisor to reimburse us to the extent that offering expenses including sales commissions, dealer manager fees and organization and offering expenses (but excluding acquisition fees and acquisition expenses discussed above) to the extent are in excess of 13.5% of gross proceeds from the Offering. For the years ended December 31, 2010, 2009 and 2008, we incurred approximately $6.2 million, $3.8 million, and $1.0 million, respectively, payable to PCC for dealer manager fees and sales commissions.
12. Segment Reporting
As of December 31, 2010, we operated in three reportable business segments: senior living operations, triple-net leased properties, and medical office building properties. Our senior living operations segment primarily consists of investments in seniors housing communities located in the United States for which we engage independent third-party mangers. Our triple-net leased properties segment consists of investments in skilled nursing and hospital facilities in the United States. These facilities are leased to healthcare operating companies under long term “triple-net” or “absolute-net” leases, which require the tenants to pay all property-related expenses. Our medical office building operations segment primarily consists of investing in medical office buildings and leasing those properties to healthcare providers under long term leases, which require tenants to pay property-related expenses.
On December 22, 2010 we completed the purchase of Hedgcoxe Health Plaza, a multi-tenant medical office building in Plano, TX. With the addition of Hedgcoxe Health Plaza, we determined that segregating our MOB operations into its own reporting segment would be useful in assessing the performance of this portion of our business as a business segment consistent with management’s focus in assessing performance and operating decisions. Prior to the Hedgcoxe Health Plaza acquisition, we operated in two reportable segments: senior living operations and triple-net leased properties.
We evaluate performance of the combined properties in each segment based on net operating income. Net operating income is defined as total revenue less property operating and maintenance expenses. There are no intersegment sales or transfers.
The following tables reconcile the segment activity to consolidated net income for the years ended December 31, 2010, 2009 and 2008:

	For the Year Ended December 31, 2010
	Senior living	Triple-net leased	Medical office
	operations	properties	building	Consolidated
Rental revenues	$12,150,000	$2,321,000	$23,000	$14,494,000
Resident services and fee income	2,738,000	—	—	2,738,000
Tenant reimbursements and other income	305,000	279,000	6,000	590,000

	$15,193,000	$2,600,000	$29,000	$17,822,000
Property operating and maintenance expenses	10,832,000	298,000	3,000	11,133,000

Net operating income	4,361,000	2,302,000	26,000	6,689,000

General and administrative expenses				2,396,000
Asset management fees and expenses				1,030,000
Real estate acquisition costs				3,273,000
Depreciation and amortization				4,072,000
Interest income				(17,000)
Other expense				33,000
Interest expense				2,373,000

Net loss				(6,471,000)
Net loss attributable to the noncontrolling interests				(152,000)

Net loss attributable to common stockholders				$(6,319,000)

	For the Year Ended December 31, 2009
	Senior living	Triple-net leased	Medical office
	operations	properties	building	Consolidated
Rental revenues	$4,964,000	$—	$—	$4,964,000
Resident services and fee income	1,697,000	—	—	1,697,000
Tenant reimbursements and other income	—	—	—	—

	$6,661,000	$—	$—	$6,661,000
Property operating and maintenance expenses	5,172,000	—	—	5,172,000

Net operating income	1,489,000	—	—	1,489,000

General and administrative expenses				1,100,000
Asset management fees and expenses				317,000
Real estate acquisition costs				1,814,000
Depreciation and amortization				1,367,000
Interest income				(13,000)
Interest expense				1,053,000

Net loss				(4,149,000)

Net loss attributable to the noncontrolling interests				15,000

Net loss attributable to common stockholders				$(4,164,000)

	For the Year Ended December 31, 2008
	Senior living	Triple-net leased	Medical office
	operations	properties	building	Consolidated
Rental revenues	$—	$—	$—	$—
Resident fees and services	—	—	—	—
Tenant reimbursements and other income	—	—	—	—

	$—	$—	$—	$—
Property operating and maintenance expenses	—	—	—	—

Net operating income	—	—	—	—

General and administrative expenses				875,000
Asset management fees and expenses				—
Real estate acquisition costs				358,000
Depreciation and amortization				—
Interest income				(7,000)
Interest expense				1,000

Net loss				(1,227,000)

Net loss attributable to the noncontrolling interests				(121,000)

Net loss attributable to common stockholders				$(1,106,000)

The following table reconciles the segment activity to consolidated financial position as of December 31, 2010 and 2009.

	December 31, 2010	December 31, 2009
Assets
Investment in real estate:
Senior living operations	$78,722,000	$27,888,000
Triple-net leased properties	41,433,000	13,000,000
Medical office building	8,713,000	—

Total reportable segments	$128,868,000	$40,888,000
Reconciliation to consolidated assets:
Cash and cash equivalents	29,819,000	14,900,000
Deferred financing costs, net	1,382,000	228,000

	December 31, 2010	December 31, 2009
Tenant and other receivables, net	1,462,000	481,000
Deferred costs and other assets	554,000	338,000
Restricted cash	2,942,000	364,000
Goodwill	5,329,000	1,141,000

Total assets	$170,356,000	$58,340,000

As of December 31, 2008, goodwill had a balance of $0. For the years ended December 31, 2010 and 2009, due to acquisitions in our senior living operations segment, we recorded approximately $4.2 million and $1.1 million, respectively, of goodwill. As of December 31, 2010 and 2009, goodwill had a balance of approximately $5.3 million and $1.1 million, respectively, all related to senior living operations segment.
13. Notes Payable
Notes payable were $80.8 million and $20.3 million as of December 31, 2010 and 2009, respectively. As of December 31, 2010, we had fixed and variable rate secured mortgage loans with effective interest rates ranging from 2.50% to 6.50% per annum and a weighted average effective interest rate of 6.09% per annum. As of December 31, 2010, we had $46.0 million of fixed rate debt, or 57% of notes payable, at a weighted average interest rate of 4.34% per annum and $34.8 million of variable rate debt, or 43% of notes payable, at a weighted average interest rate of 8.41% per annum. As of December 31, 2009, we had fixed and variable rate mortgage loans with effective interest rates ranging from 2.50% to 6.50% per annum and a weighted average effective interest rate of 6.36% per annum.
We are required by the terms of the applicable loan documents to meet certain financial covenants, such as debt service coverage ratios, rent coverage ratios and reporting requirements. As of December 31, 2010, we were in compliance with all such covenants and requirements.

			Outstanding	Outstanding
			Principal Balance	Principal Balance
		Interest	as of December 31,	as of December 31,
Property Name	Payment Type	Rate	2010(1)	2009(1)	Maturity Date
Carriage Court of Hilliard	Principal and interest at a 35-year amortization rate	5.40% — fixed	$13,586,000	$—	August 1, 2044
Caruth Haven Court	Principal and interest at a 30-year amortization rate	6.43% — fixed	$9,904,000	$10,000,000	December 16, 2019
Global Rehab Inpatient Rehab Facility	Principal and interest at a 30-year amortization rate	6.25% — fixed for 3 years; thereafter the greater of 6.25% and 3yr LIBOR + 3.25%	$7,530,000	$—	December 22, 2016
Hedgcoxe Health Plaza	Interest Only	30-day LIBOR +4.00% with a 2% LIBOR floor	$5,060,000	$—	November 18, 2012
Mesa Vista Inn Health Center	Principal and interest at a 20-year amortization rate	6.50% — fixed	$7,336,000	$7,500,000	January 5, 2015
Oakleaf Village Portfolio	(2)	(2)	$17,849,000	$—	April 30, 2015
Oakleaf Village at Lexington	—	—	—	—	—
Oakleaf Village at Greenville	—	—	—	—	—
River’s Edge of Yardley	Interest Only	30-day LIBOR +4.00% with a 2% LIBOR floor	$2,500,000	$—	November 18, 2012
Rome LTACH Project (3)	Month 1-24 Interest-only Month 25 on Principal and interest at a 25-year amortization rate	1Mo LIBOR + 3.00% with a 6.15% floor	$8,588,000	$—	December 18, 2012
Littleton Specialty Rehabilitation Facility (4)	Month 1-18 Interest-only Month 19 on Principal and interest at a 20-year amortization rate	6.0% fixed	$1,000	$—	December 22, 2015
The Oaks Bradenton	(5)	(5)	$2,738,000	$2,760,000	May 1, 2014
Terrace at Mountain Creek	Month 1-24 interest only. Month 25 to 36 Principal and interests at a 25-year amortization rate	3Mo LIBOR + 3.50% with a 5.5% floor	$5,700,000	$—	September 1, 2013

			$80,792,000	$20,260,000

(1)	As of December 31, 2010 and 2009, all notes payable are secured by the underlying real estate.

(2)	The aggregate loan amount is composed of a restatement date balance of approximately $12.9 million outstanding with respect to a prior loan (the “Initial Loan”), and an additional amount of approximately $5.1 million disbursed on the closing date (the “Restatement Date Loan”). From June 1, 2010 through the maturity date, payments on the Restatement Date Loan are due monthly and based upon a 30-year amortization schedule. From June 1, 2010 through January 10, 2011, payments on the Initial Loan are due monthly based upon a 25-year amortization schedule, thereafter through maturity, payments on the Initial Loan are due monthly based upon a 30-year amortization schedule. The Restatement Date Loan bears interest at a variable rate equal to 5.45% per annum plus the greater of 1.0% or the 3-month LIBOR rate (the “Contract Rate”). The outstanding balance of the Initial Loan bears interest at a rate of 6.62% per annum until January 10, 2011 and thereafter at the contract rate. In connection with our Oakleaf Village Portfolio financing, we incurred financing cost $3,000 for the year ended December 31, 2010.

(3)	For the years ended December 31, 2010, 2009, and 2008 we had not expensed any interest expense related to the Rome LTACH Project. For the year ended December 31, 2010, interest expense and deferred financing fees of $101,000 and $130,000, respectively, were capitalized.

(4)	For the years ended December 31, 2010, 2009, and 2008 we had not expensed any interest expense related to the Littleton Specialty Rehabilitation Facility. For the year ended December 31, 2010, deferred financing fees of $2,000 was capitalized.

(5)	Of the total loan amount, $2.4 million bears a fixed interest rate of 6.25% per annum. The remaining $0.36 million bears a variable interest rate equivalent to the prevailing market certificate of deposit rate plus a 1.5% margin. Monthly payments for the first twelve months will be interest-only. Monthly payments beginning the thirteenth month will include interest and principal based on a 25-year amortization period.
On November 19, 2010, we entered into an agreement with KeyBank National Association, an unaffiliated financial institution, to obtain a $25,000,000 revolving credit facility. The credit facility may be increased in the future in incremental amounts of at least $25.0 Million at our request subject to attaining certain portfolio size targets. The initial term of the credit facility is 24 months, maturing on November 18, 2012, and may be extended by six months subject to satisfaction of certain conditions, including payment of an extension fee. The actual amount of credit available under the credit facility is a function of certain loan to cost, loan to value and debt service coverage ratios contained in the credit facility. The credit facility will be secured by first priority liens on our eligible real property assets that make up the borrowing base (as such term is defined) for the credit facility. The interest rate for this credit facility is one-month LIBOR plus a margin of 400 basis points, with a floor of 200 basis points for one-month LIBOR. The credit facility also requires payment of a fee of up to 25 basis points related to unused credit available to us under the credit facility. We are entitled to prepay the obligations at any time without penalty. In connection with our credit facility, we incurred $7,000 of interest expense on the unused credit available to us under the credit facility.
In connection with our notes payable, we had incurred financing costs totaling approximately $1.7 million and $0.3 million, as of December 31, 2010 and 2009, respectively. These financing costs have been capitalized and are being amortized over the life of the agreements. For the years ended December 31, 2010, 2009 and 2008, approximately $104,000, $111,000 and $0, respectively, of deferred financing costs were amortized and included in interest expense in the consolidated statements of operations.
The principal payments due on our notes payable as of December 31, 2010 for each of the next five years are as follows:

Principal
Year	amount
2011	$793,000
2012	849,000
2013	22,720,000
2014	3,500,000
2015	23,855,000
2016 and thereafter	29,075,000

Total	$80,792,000

Interest Expense and Deferred Financing Cost
The following table sets forth our gross interest expense and deferred financing cost amortization for the years ended December 31, 2010, 2009 and 2008. The capitalized amount is a cost of development and increases the carrying value of construction in progress.

	For the Years Ended December 31,
	2010	2009	2008
Gross interest expense and deferred financing cost amortization	$2,606,000	$1,053,000	$1,000
Capitalized interest expense and deferred financing cost amortization	(233,000)	—	—

Interest Expense	$2,373,000	$1,053,000	$1,000

14. Commitments and Contingencies
Acquisition Commitment
On December 30, 2010, we became obligated under a purchase and sale agreement to acquire Forestview Manor from a non-related party, for a purchase price of approximately $10.8 million. Refer to Note 17 Subsequent Events of the consolidated financial statements.
Litigation
We are not presently subject to any material litigation nor, to our knowledge, any material litigation threatened against us which if determined unfavorably to us would have a material adverse effect on our consolidated cash flows, financial condition or results of operations.
Environmental Matters
We monitor our properties for the presence of hazardous or toxic substances. While there can be no assurance that a material environment liability does not exist, we are not currently aware of any environmental liability with respect to the properties that would have a material effect on our financial condition, results of operations and cash flows. Further, we are not aware of any environmental liability or any unasserted claim or assessment with respect to an environmental liability that we believe would require additional disclosure or the recording of a loss contingency.
Other
Our commitments and contingencies include the usual obligations of real estate owners and operators in the normal course of business. In the opinion of management, these matters are not expected to have a material impact on our condensed consolidated financial position, cash flows and results of operations.
15. Selected Quarterly Data (unaudited)
Set forth below is certain unaudited quarterly financial information. We believe that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly, and in accordance with generally accepted accounting principles, the selected quarterly information when read in conjunction with the consolidated financial statements.

	Quarters Ended
	December 31,	September 30,	June 30,	March 31,
	2010	2010	2010	2010
Revenues	$5,754,000	$4,955,000	$4,071,000	$3,042,000
Expenses	7,165,000	5,928,000	5,160,000	3,651,000

Loss from operations	$(1,411,000)	$(973,000)	$(1,089,000)	$(609,000)

Net loss	$(2,254,000)	$(1,648,000)	$(1,626,000)	$(943,000)
Noncontrolling interest	34,000	40,000	82,000	(4,000)

Net loss attributable to common stockholders	$(2,220,000)	$(1,608,000)	$(1,544,000)	$(947,000)

Net loss per common share attributable to common stockholders — basic and diluted	$(0.21)	$(0.18)	$(0.22)	$(0.17)

Weighted average shares	10,518,801	8,782,378	7,099,586	5,414,179

	Quarters Ended
	December 31,	September 30,	June 30,	March 31,
	2009	2009	2009	2009
Revenues	$2,072,000	$1,889,000	$1,645,000	$1,055,000
Expenses	3,030,000	2,428,000	2,329,000	1,983,000

Loss from operations	$(958,000)	$(539,000)	$(684,000)	$(928,000)

Net loss	$(1,244,000)	$(829,000)	$(958,000)	$(1,118,000)
Noncontrolling interest	(57,000)	8,000	24,000	10,000

Net loss attributable to common stockholders	$(1,301,000)	$(821,000)	$(934,000)	$(1,108,000)

Net loss per common share attributable to common stockholders — basic and diluted	$(0.31)	$(0.30)	$(0.51)	$(0.89)

Weighted average shares	4,160,842	2,775,594	1,838,828	1,240,370
16. Business Combinations
We completed six property acquisitions during 2010. The following summary provides the allocation of the acquired assets and liabilities of Oakleaf at Greenville and Oakleaf at Lexington, together as Oakleaf Village, Global Rehab Inpatient Facility, Terrace at Mountain Creek, Hedgcoxe Health Plaza, Carriage Court of Hilliard, and River’s Edge of Yardley (the “2010 Acquisitions”) as of the respective dates of acquisitions. We have accounted for the acquisitions as business combinations under U.S. GAAP. Under business combination accounting, the assets and liabilities of acquired properties were recorded as of the acquisition date, at their respective fair values, and consolidated in our financial statements. The detail of the purchase price of the six acquired properties:

		Global Rehab	Terrace at			Carriage	Hedgcoxe
	Oakleaf	Inpatient	Mountain		River's Edge	Court of	Health
	Village	Facility	Creek		of Yardley	Hilliard	Plaza	Total
Land	$3,118,000	$2,004,000	$1,880,000		$860,000	$1,580,000	$1,580,000	$11,022,000
Buildings & improvements	20,039,000	10,088,000	5,901,000		2,690,000	11,690,000	5,809,000	56,217,000
Site improvements	499,000	280,000	169,000		320,000	490,000	330,000	2,088,000
Furniture & fixtures	515,000	—	160,000		190,000	840,000	—	1,705,000
Tenant Improvements	—	—	—		—	—	249,000	249,000
Intangible assets	1,811,000	2,378,000	840,000		370,000	260,000	754,000	6,413,000
Other assets	—	—	98,000		—	736,000	289,000	1,123,000
Note payable assumed	(12,902,000)	—	—		—	(13,586,000)	—	(26,488,000)
Security deposits and other liabilities	—	—	(1,077,000	(1)	—	(172,000)	(49,000)	(1,298,000)
Assets contributed by noncontrolling interest	(1,880,000)	—	—		—	—	—	(1,880,000)
Goodwill	1,018,000	—	550,000		70,000	2,549,000	—	4,187,000

Real estate acquisitions	$12,218,000	$14,750,000	$8,521,000		$4,500,000	$4,387,000	$8,962,000	$53,338,000

Acquisition expenses	$364,000	$98,000	$194,000		$109,000	$86,000	$62,000	$913,000

(1)	The facility was purchased, from an affiliate of Wilkinson Real Estate, a non-related party, for a purchase price of approximately $8.5 million. The acquisition includes a $1.0 million earn-out provision. Wilkinson Real Estate may exercise the earn-out provision at any point during the first three years after closing. The earn out amount value will be calculated based on the excess of trailing six month net operating income, capped at 10%, over the purchase price.
The Company recorded revenues and net losses for the year ended December 31, 2010 of approximately $5.8 million and $0.9 million, respectively, related to the 2010 Acquisitions. The following unaudited pro forma information for the years ended December 31, 2010 and 2009 has been prepared to reflect the incremental effect of the 2010 Acquisitions as if such acquisitions had occurred on January 1, 2009.

	Year ended December 31, 2010	Year ended December 31, 2009
Revenues	$29,311,000	$27,252,000
Net loss	$(7,030,000)	$(5,829,000)
Basic and diluted net loss per common share attributable to common stockholders	$(0.65)	$(0.66)
We completed four property acquisitions during 2009. The following summary provides the allocation of the acquired assets and liabilities of Caruth Haven Court, The Oaks Bradenton, GreenTree at Westwood and Mesa Vista Inn Health Center (the “2009 Acquisitions”) as of the respective dates of acquisitions. We have accounted for the acquisitions as business combinations under U.S. GAAP. Under business combination accounting, the assets and liabilities of acquired properties were recorded as of the acquisition date, at their respective fair values, and consolidated in our financial statements. The breakdown of the purchase price of the four acquired properties:

	Caruth Haven Court	The Oaks Bradenton	GreenTree at Westwood		Mesa Vista Inn Health Center	Total
Land	$4,256,000	$390,000	$714,000		$2,010,000	$7,370,000
Buildings & improvements	13,871,000	2,733,000	3,670,000		10,264,000	30,538,000
Site improvements	115,000	86,000	47,000		166,000	414,000
Furniture & fixtures	273,000	112,000	131,000		559,000	1,075,000
Intangible assets	1,370,000	773,000	619,000		—	2,762,000
Other assets	42,000	—	18,000		11,000	71,000
Note payable	—	—	—		(7,500,000)	(7,500,000)
Security deposits and other liabilities	(237,000)	(12,000)	(597,000	)(1)	(747,000)	(1,593,000)
Goodwill	363,000	406,000	372,000		—	1,141,000

Real estate acquisitions	$20,053,000	$4,488,000	$4,974,000		$4,763,000	$34,278,000

Acquisition Expenses	$845,000	$271,000	$163,000		$434,000	$1,713,000

(1)	The facility was purchased Greentree at Westwood, LLC, a non related party, for a purchase price of $5.2 million. Under the purchase and sale agreement executed in connection with the acquisition, a portion of the purchase price for the property is to be calculated and paid to the seller as earn-out payments based upon the net operating income, as defined, of the property during each of the three-years following our acquisition of the property. The maximum aggregate amount that the seller may receive under the earn-out provision is $1.0 million.
The Company recorded revenues and net losses for the year ended December 31, 2009 of approximately $6.7 million and $1.7 million, respectively, related to the 2009 Acquisitions. The following unaudited pro forma information for the years ended December 31, 2009 and 2008 has been prepared to reflect the incremental effect of the 2009 Acquisitions as if such acquisitions had occurred on January 1, 2009 and 2008.

	Year ended December 31, 2009	Year ended December 31, 2008
Revenues	$10,724,000	$10,909,000
Net loss	$(4,071,000)	$(2,499,000)
Basic and diluted net loss per common share attributable to common stockholders	$(0.91)	$(1.28)

17. Subsequent Events
Property Acquisition
On January 14, 2011, we purchased an assisted living property, Forestview Manor, from 153 Parade Road, LLC a non-related party, for a purchase price of approximately $10.8 million. The acquisition was funded with our revolving credit facility from KeyBank National Association and with proceeds from our initial public offering.
Greentree at Westwood Financing
On February 11, 2011, we funded $2.8 million through the revolving credit facility from KeyBank National Association for Greentree at Westwood.
Sale of Shares of Common Stock
As of March 17, 2011, we had raised approximately $123.3 million through the issuance of approximately12.4 million shares of our common stock under our Offering, excluding, approximately 509,000 shares that were issued pursuant to our distribution reinvestment plan reduced by approximately 157,000 shares pursuant to our stock repurchase program.

CORNERSTONE HEALTHCARE PLUS REIT, INC. AND SUBSIDIARIES
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
December 31, 2010

	Balance at	Charged to		Balance at
	Beginning of	Costs and		End of
Description	Period	Expenses	Deductions	Period
Year Ended December 31, 2008:
Allowance for doubtful accounts	$—	$—	$—	$—

Year Ended December 31, 2009:
Allowance for doubtful accounts	$—	$11,000	$(11,000)	$—

Year Ended December 31, 2010:
Allowance for doubtful accounts	$—	$35,000	$—	$35,000

CORNERSTONE HEALTHCARE PLUS REIT, INC. AND SUBSIDIARIES
Schedule III
REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2010

											Life on which
				Costs							Depreciation in
		Initial Cost		Capitalized	Gross Amount Invested						Latest Income
			Building &	Subsequent to		Building and		Accumulated	Date of	Date	Statement is
Description	Encumbrances	Land	Improv.	Acquisition	Land	Improv.	Total	Depreciation	Construct	Acquired	Computed
Caruth Haven Court Highland Park, TX	$9,904,000	$4,256,000	$13,986,000	$188,000	$4,256,000	$14,174,000	$18,430,000	$738,000	1999	01/22/09	39 years

The Oaks Bradenton Bradenton, FL	2,738,000	390,000	2,818,000	2,000	390,000	2,820,000	3,210,000	127,000	1996	05/01/09	39 years

GreenTree Columbus, IN	—	714,000	3,717,000	17,000	714,000	3,734,000	4,448,000	100,000	1998	12/30/09	39 years

Mesa Vista Inn Health Center San Antonio, TX	7,336,000	2,010,000	10,430,000	—	2,010,000	10,430,000	12,440,000	274,000	2008	12/31/09	39 years

Rome LTACH Project	8,588,000	—	—	—	—	—	—	—		01/12/10	—
Oakleaf Village Portfolio	17,849,000
Oakleaf Village at Lexington		1,767,000	10,768,000	3,000	1,767,000	10,771,000	12,538,000	191,000	1999	04/30/10	39 years
Oakleaf Village at Greenville		1,351,000	9,770,000	4,000	1,351,000	9,774,000	11,125,000	174,000	2001	04/30/10	39 years
Global Rehab Inpatient Rehab Facility	7,530,000	2,004,000	10,368,000	—	2,004,000	10,368,000	12,372,000	104,000	2008	08/19/10	39 years
Terrace at Mountain Creek	5,700,000	1,880,000	6,070,000	—	1,880,000	6,070,000	7,950,000	55,000	1995	09/03/10	39 years
Specialty Rehabilitation Facility Project	1,000	557,000	—	—	557,000	—	557,000	—	—	12/15/10	—
Hedgcoxe	5,060,000	1,580,000	6,388,000	—	1,580,000	6,388,000	7,968,000	6,000	2008	12/22/10	38 years
River’s Edge of Yardley	2,500,000	860,000	3,010,000	—	860,000	3,010,000	3,870,000	6,000	1996	12/22/10	25 years
Carriage Court of Hilliard	13,586,000	1,580,000	12,180,000	—	1,580,000	12,180,000	13,760,000	11,000	1998	12/22/10	31 years

Totals	$80,792,000	$18,949,000	$89,505,000	$214,000	$18,949,000	$89,719,000	$108,668,000	$1,786,000

(a)	The changes in total real estate for the years ended December 31, 2010 are as follows.

		Accumulated
	Cost	Depreciation
Balance at December 31, 2008	$—	$—
2009 Acquisitions	30,952,000	399,000
2009 Additions	93,000	6,000

Balance at December 31, 2009	$31,045,000	$405,000
2010 Acquisitions	58,553,000	555,000
2010 Additions	121,000	826,000

Balance at December 31, 2010	$89,719,000	$1,786,000

(b)	For federal income tax purposes, the aggregate cost of our thirteen properties is approximately $122.8 million.